As filed with the Securities and Exchange Commission on April 28, 2016

Registration No. 333-207816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Turning Point Brands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2100	20-0709285
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

5201 Interchange Way
Louisville, Kentucky 40229
(502) 778-4421

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Lawrence Wexler
Chief Executive Officer
5201 Interchange Way
Louisville, Kentucky 40229
(502) 778-4421

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

David Zeltner
Brett Nadritch
Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005
(212) 530-5301

James W. Dobbins
General Counsel
5201 Interchange Way
Louisville, KY 40229
(502) 778-4421

Howard B. Adler
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036
(202) 955-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(C) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		*Accelerated filer*	☐
Non-accelerated filer	☒	*(Do not check if a smaller reporting company)*	*Smaller reporting company*	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common Stock, par value $0.01	6,210,000	$15.00	$93,150,000	$9,380.21(4)

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

(2) Includes common stock issuable upon exercise of the underwriters' option to purchase additional common stock.

(3) Calculated pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

(4) This fee was previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 28, 2016

PRELIMINARY PROSPECTUS

5,400,000 Shares



Common Stock
Turning Point Brands, Inc.

This is the initial public offering of our common stock, $0.01 par value per share. Prior to this offering, there has been no public market for the shares of our common stock. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share. Our common stock has been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "TPB."

We are an emerging growth company (an "Emerging Growth Company") as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Investment in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 19 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions[1].	$	$
Proceeds to Turning Point Brands, Inc. (before expenses)	$	$

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(1)   See "Underwriting" for additional information regarding underwriter compensation.

Funds managed by Standard General L.P. (together with the funds it manages, "Standard General") and Fort George Investments, LLC ("Fort George"), significant shareholders of ours, have indicated an interest in purchasing together up to an aggregate of $40 million of our common stock in this offering at the initial public offering price per share to the extent that any shares of our common stock offered pursuant to this prospectus are not sold to the public (the "Anchor Order"). However, the underwriters may determine to sell more, less or no shares in this offering to Standard General or Fort George.

We have granted the underwriters a 30-day option to purchase up to an additional 810,000 shares at the public offering price less the underwriting discount. We refer to this option as the "overallotment option."

The underwriters expect to deliver the shares to purchasers on or about   , 2016, through the book-entry facility of The Depository Trust Company.

Joint Book-Running Managers

Cowen and Company   FBR

The date of this prospectus is   , 2016.

We have not authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information appearing in this prospectus or any free writing prospectus prepared by us is accurate as of any date other than the respective dates of such documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

TABLE OF CONTENTS

Ownership Structure

The following chart displays our ownership structure after giving effect to the Stock Split, the Conversion, this offering and the use of proceeds therefrom:


Public Stockholders
Existing Stockholders (other than Standard General)
Standard General(2)
31.1% of outstanding common stock
36.5% of outstanding common stock
32.4% of outstanding common stock (or 38.1% if $40 million of our shares are purchased pursuant to the Anchor Order) and 100% of our non-voting common stock
Turning Point Brands, Inc. ("TPB")(1) (DE)
NATC Holding Company, Inc. ("NATC Holding") (DE)
Turning Point Brands, LLC (DE)
Intrepid Brands, LLC (DE)(3)(4)
North Atlantic Trading Company, Inc. ("NATC") (DE)
National Tobacco Finance Corporation (DE)
North Atlantic Operating Company, Inc. (DE)
North Atlantic Cigarette Company, Inc. (DE)
Stoker, Inc. (TN)
GP and 1% economic interest
LP and 99% economic interest
National Tobacco Company, L. P. ("NTC") (DE)
Fred Stoker & Sons, Inc. (TN)
RBJ Sales, Inc. (TN)

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(1) Unless otherwise indicated, all of our subsidiaries are wholly-owned.

(2) After giving effect to the Stock Split, the Conversion and this offering, Standard General will own approximately 5,616,455 shares of our common stock (or 5,431,302 shares of our common stock if Standard General purchases all shares for which it has expressed an indication of interest pursuant to the Anchor Order) and 938,857 shares of our non-voting common stock. Our non-voting common stock is identical to our common stock, with the exception of voting rights. Holders of non-voting common stock have rights to share in the earnings, losses, dividends and distributions to which holders of our common stock are entitled. Our non-voting common stock is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors. Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering. Standard General also holds warrants to purchase 442,556 shares of our common stock (the "Standard General Warrants"). The Standard General Warrants were issued in January 2014, have an exercise price of $0.01 and an expiration date of January 13, 2021. In addition, Standard General acts as a sub-advisor, and will retain investment and voting control, with respect to approximately 1,235,179 shares (or 1,205,306 shares if Fort George purchases all shares for which it has expressed an indication of interest pursuant to the Anchor Order) held by Fort George.

(3) In January 2014, we granted certain of our stockholders that qualified as "accredited investors" under the Securities Act of 1933, as amended (the "Securities Act") rights to purchase our 7% senior PIK toggle notes due 2023 (the "7% Senior Notes") and warrants (the "Intrepid Warrants") to purchase common units of our subsidiary, Intrepid Brands LLC ("Intrepid Brands"). The Intrepid Warrants issued in the rights

offering represent the right to acquire 11,000,000, or approximately 40%, of the common units of Intrepid Brands on a fully-diluted basis. The Intrepid Warrants have an exercise price of $1.00 per common unit, became exercisable beginning January 21, 2014 and expire on December 31, 2023. We expect to use a portion of the proceeds from this offering to repurchase for cash at least 87.5% of the outstanding Intrepid Warrants. See "—IPO Related Transactions."

(4) In August 2014, Intrepid Brands adopted the Intrepid Brands LLC 2014 Option Plan (the "Intrepid Option Plan"). As of December 31, 2015, 1,326,842 options were issued and outstanding under the Intrepid Option Plan (the "Intrepid Options"). We expect to use a portion of the proceeds from this offering to repurchase the Intrepid Options as permitted under the terms of the Intrepid Option Plan. Following this offering we will own at least 94% of the common units of Intrepid on a fully diluted basis.

IPO Related Transactions

Stock Split

Prior to the completion of this offering, we will increase our total authorized number of shares of capital stock and effect a 10.43174381 to 1 stock split (the "Stock Split") of our common stock and non-voting common stock. Unless otherwise noted, all information in this prospectus gives effect to the Stock Split.

Indication of Interest

To the extent that any shares of our common stock offered pursuant to this prospectus are not sold to the public, Standard General and Fort George have indicated an interest in purchasing together up to an aggregate of $40 million of our common stock in this offering at the initial public offering price per share (the "Anchor Order"). As a result, Standard General and Fort George, together, could purchase a significant amount of the shares in this offering based on this indication of interest. However, the underwriters could determine to sell fewer shares to Standard General or Fort George than they have indicated an interest in purchasing, or not to sell any shares to Standard General or Fort George.

Conversion

As of December 31, 2015, we had $60.1 million aggregate principal amount of floating rate PIK Toggle Notes due 2021 (the "PIK Toggle Notes") outstanding, all of which were held by Standard General and $12.6 million aggregate principal amount of our 7% Senior Notes outstanding, which were held by, among others, Standard General and certain of our executive officers. Effective January 1, 2016, Standard General sold a participation interest with respect to $8.3 million aggregate principal amount of the PIK Toggle Notes to Fort George, for which Standard General acts as a sub-advisor.

In connection with this offering, Standard General has agreed to exchange 100% of the PIK Toggle Notes plus accrued and unpaid interest (including PIK Toggle Notes subject to Fort George's participation interest) for approximately 4,874,537 shares of our common stock (equivalent to a conversion price equal to the price paid by the underwriters for shares in this offering), of which 677,073 shares will be issued to Fort George in respect of its participation interest, and Standard General and certain holders of our 7% Senior Notes have agreed to exchange at least $11.0 million of the 7% Senior Notes plus accrued and unpaid interest for approximately 806,131 shares of our common stock (equivalent to a conversion price equal to the initial public offering price of the shares in this offering). However, to the extent that shares of our common stock are purchased pursuant to the Anchor Order, we will utilize the proceeds from such sales to redeem a portion of the outstanding PIK Toggle Notes for cash (to the extent not applied to other uses of proceeds for this offering), and the amount of PIK Toggle Notes to be exchanged for shares of our common stock will be reduced by the amount so redeemed. We refer to the exchange of PIK Toggle Notes and 7% Senior Notes for shares of common stock as the "Conversion." Any 7% Senior Notes not exchanged in the Conversion will remain outstanding. See "Use of Proceeds" and "Certain Relationships and Transactions—Conversion and Stock Split."

Recent Developments

We are currently finalizing our financial results for the three months ended March 31, 2016. The financial results discussed below for the three months ended March 31, 2016 are preliminary, based upon our estimates and subject to completion of financial and operating closing procedures. This data has been prepared by and is the responsibility of our management. Our independent registered public accounting firm, RSM US LLP, has not audited, reviewed, compiled or performed any procedures, and will not express an opinion or any other form of assurance with respect to these estimates. The summary is not a comprehensive statement of our financial results or operating metrics for this period and our actual results and metrics may differ materially from these estimates following the completion of our financial and operating closing procedures, or as a result of other adjustments or developments that may arise before the results for this period are finalized. In addition, even if our actual results and metrics are consistent with these preliminary results, those results or developments may not be indicative of results or developments in subsequent periods.

While complete financial information and operating data are not available, based on information currently available, we expect our net sales to be between $49.5 million and $50.5 million for the three months ended March 31, 2016, compared to $51.1 million for the three months ended March 31, 2015. Despite a strong first quarter of 2015, revenue for our core smokeless and smoking segments increased slightly compared to the prior year. However, we expect to experience a decline in our NewGen segment revenue due to (i) a significant initial order from a new customer in the first quarter of 2015 to address a new trade channel and (ii) the migration of NewGen consumers from legacy products such as e-cigarettes to new products, such as Vape Not Burn ("VnB") that are generally not available in traditional retail channels.

For the three months ended March 31, 2016 we expect our gross margin as a percentage of net sales to be between 48.9% and 49.9% compared to 48.3% for the three months ended March 31, 2015.

For the three months ended March 31, 2016, we expect our operating income to be between $10.5 million and $11.4 million, compared to $12.0 million for the three months ended March 31, 2015. This decline is primarily due to a decline in NewGen profitability, due to the decline in sales referenced above, and continued investment in sales infrastructure including additional headcount and initiatives related to developing new trade channels.

Risk Factors

An investment in our common stock involves risks associated with our business, regulatory and legal matters. This is not a comprehensive list of risks to which we are subject, and you should carefully consider the risks described in ''Risk Factors'' and the other information in this prospectus before deciding whether to invest in our common stock.

- Declining sales of tobacco products, and expected continuing decline of sales, in the tobacco industry overall.

- Our dependence on a small number of third-party suppliers and producers.

- The possibility that we will be unable to identify or contract with new suppliers or producers in the event of a supply or production disruption.

- The possibility that our licenses to use certain brands or trademarks will be terminated, challenged or restricted.

- Failure to maintain consumer brand recognition and loyalty of our customers.

- Substantial and increasing U.S. regulation and taxation, particularly by the FDA.

- Possible increases in tobacco-related taxes and the commencement of taxation on NewGen products.

- Our significant amount of indebtedness.

- Intense competition and our ability to compete effectively.

- Contamination of our tobacco supply or products.

- Infringement on our intellectual property.

- Concentration of business with large customers.

- Departure of key management personnel or our inability to attract and retain talent.

Our Principal Stockholders

Standard General will own 32.4% of our common stock after giving effect to the Stock Split, the Conversion and this offering, or 38.1% of our common stock if it purchases all shares for which it has expressed an indication of interest pursuant to the Anchor Order, in each case excluding 442,556 shares that may be acquired upon exercise of the Standard General Warrants. Standard General will also own 100% of our issued and outstanding non-voting common stock following this offering (which will be convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors). Standard General is a New York-based investment firm that manages event-driven opportunity funds. Standard General was founded in 2007 and has been an SEC-registered Investment Adviser since 2009. Standard General primarily manages capital for public and private pension plans, endowments, foundations, and high net worth individuals.

In January 2016, Standard General sold 30,730 shares of our common stock, and granted a participation interest in $8.3 million aggregate principal amount of the PIK Toggle Notes, to Fort George. Standard General maintains investment rights over the shares that were sold to Fort George, as well as any shares that Fort George will receive in the Conversion, including the right to vote and dispose of shares. Fort George will own 7.1% of our common stock after giving effect to the Stock Split, Conversion and this offering (or 8.4% of our common stock if it purchases all shares for which it has expressed an indication of interest pursuant to the Anchor Order).

Our Executive Chairman and founder, Thomas Helms, Jr., owns all of the outstanding capital stock of Helms Management Corp. Helms Management Corp. will own 9.7% of our common stock after giving effect to the Stock Split, the Conversion and this offering (or 11.7% of our common stock if $40 million of our common stock is purchased pursuant to the Anchor Order).

Corporate Information

We were incorporated in 2004 in Delaware under the name North Atlantic Holding Company, Inc. On November 4, 2015, we changed our name to Turning Point Brands, Inc. Our principal executive offices are located at 5201 Interchange Way, Louisville, Kentucky 40229, and our telephone number is (502) 778-4421. Our website

THE OFFERING

Common stock and non-voting common stock outstanding before this offering and the Conversion .

6,259,480 shares of common stock. 938,857 shares of non-voting common stock.

Common stock issued in the Conversion . . . .

5,680,668 shares of common stock.

Common stock offered by us . . . . . .

5,400,000 shares, or 6,210,000 shares if the underwriters exercise in full their overallotment option.

Common stock and non-voting common stock outstanding after this offering and the Conversion .

17,340,148 shares of common stock, or 18,150,148 shares of common stock if the underwriters exercise in full their overallotment option.

938,857 shares of non-voting common stock.

Use of proceeds . . . .

We estimate the net proceeds from this offering to us will be approximately $67 million, or approximately $78 million if the underwriters exercise in full their overallotment option, based on an initial public offering price of $14.00 per share after deducting estimated offering expenses payable by us and underwriting discounts and commissions.

We expect to use the net proceeds from this offering, together with cash on hand to: (i) pay offering related fees and expenses, (ii) repurchase at least 87.5% of the Intrepid Warrants and all issued and outstanding Intrepid Options and (iii) repay a portion of the obligations under our second lien credit facility (the ''Second Lien Credit Facility''), unless shares are purchased pursuant to the Anchor Order, in which case we will use the proceeds from those sales to redeem for cash a portion of the outstanding PIK Toggle Notes instead of to repay borrowings under the Second Lien Credit Facility (to the extent such proceeds are not needed to repurchase Intrepid Options and Warrants and pay offering expenses).

Any excess proceeds will be used for working capital and general corporate purposes, including funding future acquisitions. We have no commitments or firm agreements for any material acquisitions at this time. See ''Use of Proceeds.''

Dividend Policy . . . .

We have not paid dividends to holders of our common stock within the past five years. Following this offering, we intend to retain any earnings to reduce our leverage and finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock for the forseeable future. See ''Dividend Policy.''

Risk Factors . . . .

You should read the ''Risk Factors'' section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

NYSE listing . . . .

Our common stock has been approved for listing on the NYSE under the symbol ''TPB.''

Directed Share Program . . . .

At our request, the underwriters have reserved up to 3% of the shares of common stock offered in this offering for sale at the initial public offering price to certain persons who are our directors, officers and employees, and certain friends and family members of these persons, and certain clients and prospective clients, through a directed share program.

Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program will be subject to a lock-up with respect to any shares sold to them pursuant to that program. Any shares sold in the directed share program to our directors or executive officers will be subject to 180-day lock-ups. Any of these lock-up agreements will have similar restrictions to the lock-up agreements described elsewhere in this prospectus. See "Underwriting—Directed Share Program."

Unless we specifically state otherwise, the information in this prospectus:

- assumes an initial public offering price of $14.00 per share, the mid-point of the offering range set forth on the cover of this prospectus;

- gives effect to the 10.43174381 for 1 Stock Split and the Conversion, each of which we will effect immediately prior to completion of this offering;

- assumes no shares of our common stock are purchased pursuant to the Anchor Order;

- the number of shares of our common stock outstanding after this offering excludes (i) 1,661,346 options to purchase shares of common stock that are currently outstanding under our 2006 Equity Incentive Plan (the "2006 Plan"), (ii) 28,000 shares of our restricted stock that will be granted to our employees in connection with this offering under the 2015 Plan, (iii) 442,556 shares of our common stock issuable upon the exercise of the Standard General Warrants and (iv) 938,857 shares of our common stock that may be issued upon conversion of our non-voting common stock (which is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors). Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering; and

- assumes no exercise of the underwriters' option to purchase up to 810,000 additional shares of common stock. If the underwriters exercise in full their overallotment option, we will offer additional shares of common stock and any such shares that are sold will thereafter be outstanding. See "Underwriting."

SUMMARY HISTORICAL CONDENSED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following tables set forth certain summary historical condensed consolidated financial data as of and for the periods indicated. The consolidated statements of operations data and cash flows data for the years ended December 31, 2015 and 2014 and the consolidated balance sheet data as of December 31, 2015 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations and cash flows data for the year ended December 31, 2013 were derived from our audited consolidated financial statements not included in this prospectus. In the opinion of management, the unaudited financial information includes all adjustments, consisting of normal recurring adjustments, considered necessary for a fair representation of this information. Our historical results are not necessarily indicative of the results that may be expected in the future and our results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year or any other interim period.

The information set forth below should be read in conjunction with "Capitalization," "Selected Historical Condensed Consolidated Financial and Other Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		
(U.S. dollars in thousands except per share data)	2015	2014	2013
Consolidated Statement of Operations Data:			
Net sales	$197,256	$200,329	$193,304
Cost of sales	100,960	107,165	103,043
Gross profit	96,296	93,164	90,261
Selling, general and administrative expenses	51,785	45,108	46,822
Amortization expense	—	—	27
Operating income	44,511	48,056	43,412
Interest expense and financing costs	34,284	34,311	44,094
Loss on extinguishment of debt	—	42,780	441
Income (loss) before income taxes	10,227	(29,035)	(1,123)
Income tax expense	1,078	370	486
Net income (loss)	$ 9,149	$ (29,405)	$ (1,609)

	As Further Adjusted (assuming no Anchor Order)[3]	As Adjusted (assuming no Anchor Order)[2]	As Further Adjusted (assuming full Anchor Order)[3]	As Adjusted (assuming full Anchor Order)[2]	Year Ended December 31,		
(U.S. dollars in thousands except per share data)	As of December 31, 2015				2015	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)			
Net income per share data[1]:							
Net income (loss) available per share:							
Basic					$ 1.27	$ (4.07)	$ (0.22)
Diluted					$ 1.10	$ (4.07)	$ (0.22)
Weighted average shares outstanding:							
Basic					7,198,081	7,223,378	7,288,993
Diluted					8,354,387	7,223,378	7,288,993
As adjusted net income available per share data[1][2]:							
As adjusted net income available per share:							
Basic		$ 1.20		$ 1.26			
Diluted		$ 1.09		$ 1.11			
As adjusted weighted average shares outstanding:							
Basic		11,914,319		8,842,122			
Diluted		13,070,625		9,998,428			
As further adjusted net income available per share data[1][2][3]:							
As further adjusted net income available per share:							
Basic	$ 1.21		$ 1.30				
Diluted	$ 1.13		$ 1.20				
As further adjusted weighted average shares outstanding:							
Basic	17,314,319		14,242,122				
Diluted	18,470,625		15,398,428				

(U.S. dollars in thousands other than percentages)	Year Ended December 31,		
	2015	2014	2013
Other Financial Information:			
Net cash provided by (used in) operating activities	$ 24,430	$ 6,025	$ 3,026
Net cash provided by (used in) investing activities	(2,030)	(1,314)	(723)
Net cash provided by (used in) financing activities	(26,032)	(31,623)	10,641
Capital expenditures	(1,602)	(1,314)	(729)
Depreciation and amortization	1,059	933	932
EBITDA[4]	45,570	6,209	43,903
Adjusted EBITDA[4]	50,604	48,792	49,609
Adjusted EBITDA Margin[4]	25.7%	24.4%	25.7%
Leverage Ratio[5]	5.9x	6.4x	6.1x

(U.S. dollars in thousands)	As Further Adjusted (assuming no Anchor Order)[3]	As Adjusted (assuming no Anchor Order)[2]	As Further Adjusted (assuming full Anchor Order)[3]	As Adjusted (assuming full Anchor Order)[2]	As of December 31, 2015
	As of December 31, 2015				
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
Balance Sheet Data (at period end):					
Cash	$ 5,350	$ 4,835	$ 5,130	$ 4,835	$ 4,835
Working capital[6]	42,948	42,433	42,728	42,433	42,433
Total assets	248,575	248,060	248,355	248,060	248,720
Notes payable and long-term debt	169,550	230,750	209,330	269,941	298,697
Total liabilities	201,185	262,385	240,965	301,576	330,332
Total stockholders' equity (deficit)	47,390	(14,325)	7,390	(53,516)	(81,612)

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(1) Per share data includes both voting and non-voting common stock. Our non-voting common stock is identical to the common stock, with the exception of voting rights. Holders of non-voting common stock are entitled to share in the earnings, losses, dividends and distributions to which holders of common stock are entitled.

(2) As adjusted to give effect to the Stock Split and Conversion. In the Conversion, approximately $10.3 million of the aggregate principal amount of 7% Senior Notes and approximately $51.9 million of the aggregate principal amount of PIK Toggle Notes (or $11.9 million if $40 million of our common stock is purchased pursuant to the Anchor Order) will be converted into 732,593 and 3,983,645 (or 911,448) shares of common stock, respectively. As a result, an aggregate of 4,716,238 shares will be issued in the Conversion (or 1,644,041 shares if $40 million of our common stock is purchased pursuant to the Anchor Order). The following table provides our calculation of our pro forma net income, assuming (i) no shares of our common stock are purchased pursuant to the Anchor Order and therefore $51.9 million of the PIK Toggle Notes are converted into common stock, and (ii) $40 million of our common stock is purchased pursuant to the Anchor Order resulting in $11.9 million of the PIK Toggle Notes converted into common stock and $40.0 million redeemed for cash, in each case, assuming the Conversion and this offering (including the purchase of shares pursuant to the Anchor Order) occurred on January 1, 2015.

| | Year ended December 31, 2015 | |
| | (assuming no Anchor Order) | (assuming full Anchor Order) |
(U.S. dollars in thousands)	(unaudited)	(unaudited)
Net income	$ 9,149	$ 9,149
Pro forma adjustment for interest reduction:		
PIK Toggle Notes	8,021	1,835
7% Senior Notes	1,043	1,043
Pro forma adjustment for loss on extinguishment of PIK Toggle Notes[a]	(3,904)	(893)
As Adjusted Pro forma Net income	$ 14,309	$ 11,134
Weighted average shares outstanding	7,198,081	7,198,081
Shares issued in conversion of 7% Senior Notes	732,593	732,593
Shares issued in conversion of PIK Toggle Notes	3,983,645	911,448
As adjusted weighted average shares outstanding	11,914,319	8,842,122
As adjusted weighted average shares outstanding		
Effect of dilutive securities: stock options and warrants	1,156,306	1,156,306
As adjusted diluted weighted average shares outstanding	13,070,625	9,998,428
As adjusted net income	$ 14,309	$ 11,134
As adjusted net income available per share:		
Basic	$ 1.20	$ 1.26
Diluted	$ 1.09	$ 1.11
As adjusted weighted average shares outstainding:		
Basic	11,914,319	8,842,122
Diluted	13,070,625	9,998,428

(a) The loss on extinguishment of debt is a result of the price at which the PIK Toggle Notes are expected to be converted in the Conversion.

(3) As further adjusted pro forma net income further adjusts the as adjusted pro forma net income to give effect to this offering and the anticipated use of proceeds from this offering. Assuming no shares of our common stock are purchased pursuant to the Anchor Order, we expect to use the net proceeds from this offering, together with cash on hand to (i) pay offering related fees and expenses, (ii) repurchase at least 87.5% of the Intrepid Warrants and all issued and outstanding Intrepid Options for an aggregate purchase price of approximately $5.5 million and (iii) repay $60.0 million of borrowings outstanding under our Second Lien Credit Facility, unless shares of our common stock are purchased pursuant to the Anchor Order, in which case we will use the proceeds from those sales to redeem for cash a portion of the outstanding PIK Toggle Notes instead of to repay borrowings under the Second Lien Credit Facility (to the extent such proceeds are not needed to repurchase Intrepid Options and Warrants and pay offering expenses). The following table provides our calculation of our as further adjusted pro forma net income, assuming (i) no shares of our common stock are purchased pursuant to the Anchor Order, and (ii) $40 million of our common stock is purchased pursuant to the Anchor Order resulting in $11.9 million of the PIK Toggle Notes converted into common stock and $40.0 million redeemed for cash and repayment of $21.0 million of borrowings outstanding under our Second Lien Credit Agreement, in each case, assuming the Conversion and this offering (including the purchase of shares pursuant to the Anchor Order) occurred on January 1, 2015.

	Year ended December 31, 2015	
(U.S. dollars in thousands)	(assuming no Anchor Order)	(assuming full Anchor Order)
	(unaudited)	(unaudited)
As Adjusted Pro forma Net income (loss)	$ 14,309	$ 11,134
Pro forma adjustment for interest reduction:		
PIK Toggle Notes.	—	6,186
Second Lien Credit Facility	6,573	2,300
Pro forma adjustment for loss on extinguishment of debt:[a]		
PIK Toggle Notes	—	(1,123)
As Further Adjusted Pro forma Net income	$ 20,882	$ 18,497
As adjusted weighted average shares outstainding	11,914,319	8,842,122
Shares issued in the offering.	5,400,000	5,400,000
As further adjusted weighted average shares outstainding	17,314,319	14,242,122
As further adjusted weighted average shares outstanding:		
Effect of dilutive securities: stock options and warrants	1,156,306	1,156,306
As further adjusted diluted weighted average shares outstanding	18,470,625	15,398,428
As further adjusted net income	$ 20,882	$ 18,497
As further adjusted net income available per share:		
Basic	$ 1.21	$ 1.30
Diluted.	$ 1.13	$ 1.20
As further adjusted weighted average shares outstanding:		
Basic	17,314,319	14,242,122
Diluted.	18,470,625	15,398,428

(a) The loss on extinguishment of debt is a result of the difference between the carrying value and face amount of the debt.

(4) EBITDA and Adjusted EBITDA are not financial measures recognized under U.S. generally accepted accounting principles (''GAAP''). We define ''EBITDA'' as net income before depreciation and amortization, interest expense and provision for income taxes. We define ''Adjusted EBITDA'' as net income before depreciation and amortization, interest expense, provision for income taxes, loss on extinguishment of debt, other non-cash items and other items that we do not consider ordinary course in our evaluation of ongoing operating performance. ''Adjusted EBITDA Margin'' is defined as the Adjusted EBITDA for that period divided by the net sales for that period. We present EBITDA and Adjusted EBITDA in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance and are also used by management to assess performance for the purposes of our executive compensation programs. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate to business performance.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

• They do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

• They do not reflect changes in, or cash requirements for, our working capital needs;

• They do not reflect our significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt; and

If the U.S. becomes a signatory to the FCTC and/or national laws are enacted in the U.S. that reflect the major elements of the FCTC, our business, results of operations and financial condition could be materially and adversely affected. If NewGen products become subject to one or more of the significant regulatory initiatives proposed under the FCTC, our NewGen products segment may also be materially adversely affected.

As part of our strategy, we have begun strategic international expansions, such as introducing our moist snuff tobacco products in South America. This and other future expansions may subject us to additional or increasing international regulation, either by the countries that are the object of the strategic expansion or through international regulatory regimes, such as the FCTC, to which those countries may be signatories.

Liquid vapor products containing nicotine have not been approved for sale in Canada. Some Canadian provinces have restricted sales and marketing of electronic cigarettes, and other provinces are in the process of passing similar legislation. Furthermore, some Canadian provinces have limited the use of electronic cigarettes and vaporizer products in public places. As a result, we are unable to market these products in the relevant parts of Canada. These measures, and any future measures taken to limit the marketing, sale and use of NewGen products may have a material adverse effect on our business, results of operations and financial condition.

To the extent our existing or future products become subject to international regulatory regimes that we are unable to comply with or fail to comply with, they may have a material adverse effect on our business, results of operations and financial condition.

Our distribution efforts rely in part on our ability to leverage relationships with large retailers and national chains.

Our distribution efforts rely in part on our ability to leverage relationships with large retailers and national chains to sell and promote our products, which is dependent upon the strength of the brand names that we own or license. In order to maintain these relationships, we must continue to supply products that will bring steady business to these retailers and national chains. We may not be able to sustain these relationships or establish other relationships with such entities, which could have a material adverse effect on our ability to execute our branding strategies, our ability to access the end-user markets with our products or our ability to maintain our relationships with the producers of our products. For example, if we are unable to meet benchmarking provisions in contracts or if we are unable to maintain and leverage our retail relationships on a scale sufficient to make us an attractive distributor, it would have a material adverse effect on our ability to source products, and on our business, results of operations and financial condition.

In addition, there are factors beyond our control that may prevent us from leveraging existing relationships, such as industry consolidation. If we are unable to develop and sustain relationships with large retailers and national chains, or are unable to leverage those relationships due to factors such as a decline in the role of brick-and-mortar retailers in the North American economy, our capacity to maintain and grow brand and product recognition and increase sales volume will be significantly undermined. In such an event, we may ultimately be forced to pursue and rely on local and more fragmented sales channels, which will have a material adverse effect on our business, results of operations and financial condition.

After giving effect to this offering, we will have a substantial amount of indebtedness that could affect our financial condition.

As of December 31, 2015, after giving effect to this offering, we would have had $151.7 million outstanding under our First Lien Credit Agreement, $20.0 million outstanding under our Second Lien Credit Facility assuming no shares are purchased pursuant to the Anchor Order ($59.0 million assuming $40 million of our common stock is purchased pursuant to the Anchor Order), $1.6 million of aggregate principal amount of our 7% Senior Notes outstanding and $18,000 of borrowings outstanding under our asset-based lending ("ABL") facility, with the ability to borrow an additional $23.5 million under the ABL. In addition, we expect to utilize the SG Credit Line to finance acquisitions approved by Standard General L.P. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis or on terms satisfactory to us or at all.

management control systems to manage our growth and our obligations as a public company. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in ''Underwriting,'' and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. The following factors could affect our stock price:

- our operating and financial performance;

- quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

- strategic actions by our competitors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- sales of our common stock by us or other stockholders, or the perception that such sales may occur;

- changes in accounting principles;

- additions or departures of key management personnel;

- actions by our stockholders; and

- domestic and international economic, legal and regulatory factors.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition. Furthermore, if a significant amount of shares of our common stock is purchased in this offering pursuant to the Anchor Order, the overall trading market for our shares will not be as active as it otherwise would have been had these shares been purchased by other investors.

Our Principal Stockholders will be able to exert significant influence over matters submitted to our stockholders and may take certain actions to prevent takeovers.

Assuming that no shares of our common stock are purchased pursuant to the Anchor Order, after giving effect to the Stock Split, the Conversion and this offering, Standard General will own approximately 32.4% of our common stock (or 30.9% if the underwriters fully exercise their option to purchase additional shares of common stock in this offering) and will have the ability to acquire an additional 442,556 shares of our common stock pursuant to the Standard General Warrants. Standard General will also have investment and voting control over an additional 7.1% of our common stock owned by Fort George, for which Standard General is a sub-advisor. Assuming an aggregate of $40 million of our common stock is purchased by Standard General and Fort George pursuant to the Anchor Order, after giving effect to the Stock Split, the Conversion and this offering, Standard General will own approximately 38.1% of our common stock and will also have investment and voting control over an additional 8.4% of our common stock owned by Fort George. Standard General will also own 100% of our issued and outstanding non-voting common stock following this offering. Our non-voting common stock, which is identical to the common stock, with the exception of voting rights, is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors at any time after the completion of this offering. Further, assuming that no shares of our common stock are purchased pursuant to the Anchor Order, after giving effect to the Stock Split, Conversion and this offering, Thomas Helms, our Executive Chairman, will directly or indirectly hold approximately 9.7% of our common stock (or 9.2% if the underwriters fully exercise their options to purchase additional shares of common stock in this offering). Mr. Helms will own 11.7% of our common stock after giving effect to the Stock Split, the Conversion and this offering assuming $40 million of our common stock is purchased pursuant to the Anchor Order. The existence of these and other significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. In addition, our significant stockholders will be able to exert significant influence over the decision, if any, to authorize additional capital stock, which, if issued, could have a significant dilutive effect on holders of common stock.

We have opted out of Section 203 of the Delaware General Corporation Law (the "DGCL"), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the lock-up period expires, holders of in excess of 15% of the shares will be able to transfer such shares to a third party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

Our second amended and restated certificate of incorporation provides that the doctrine of "corporate opportunity" will not apply against Standard General in a manner that would prohibit them from investing in competing businesses or doing business with our customers. To the extent they invest in such other businesses, Standard General may have differing interests than our other stockholders. In addition, Standard General is permitted to engage in business activities or invest in or acquire businesses which may compete with or do business with any competitors of ours.

Furthermore, Standard General is in the business of managing investment funds and therefore may pursue acquisition opportunities that may be complementary to our business and, as a result, such acquisition opportunities may not be available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law and certain regulations, could discourage or prohibit acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation, amended and restated bylaws and applicable law could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- limitations on the removal of directors;

- limitations on the ability of our stockholders to call special meetings;

- limitations on stockholder action by written consent;

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

- limitations on the ability of our stockholders to fill vacant directorships or amend the number of directors constituting our board of directors.

See "Description of Capital Stock—Anti-takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws."

Our certificate of incorporation limits the ownership of our common stock by individuals and entities that are Restricted Investors. These restrictions may affect the liquidity of our common stock and may result in Restricted Investors being required to sell or redeem their shares at a loss or relinquish their voting, dividend and distribution rights.

For so long as we or one of our subsidiaries is party to any of the Bolloré distribution agreements, our second amended and restated certificate of incorporation will limit the ownership of our common stock by any "Restricted Investor" to 14.9% of our outstanding common stock and shares convertible or exchangeable therefor (including our non-voting common stock) (the "Permitted Percentage"). A "Restricted Investor" is defined as: (i) any entity that directly or indirectly manufactures, sells, markets, distributes or otherwise promotes cigarette paper booklets, filter tubes, injector machines or filter tips in the United States, the District of Columbia, the territories, possessions and military bases of the United States and the Dominion of Canada (a "Bolloré Competitor"), (ii) any entity that owns more than a 20% equity interest in any Bolloré Competitor, or (iii) any person who serves as a director or officer of, or any entity that has the right to appoint an officer or director of, any Bolloré Competitor or of any Entity that owns more than a 20% equity interest in any Bolloré Competitor (each, a "Restricted Investor"). Our second amended and restated certificate of incorporation further provides that any issuance or transfer of shares to a Restricted Investor in excess of the Permitted Percentage will be ineffective as against us and that neither we nor our transfer agent will register the issuance or transfer of shares or be required to recognize the transferee or owner as a holder of our common stock for any purpose except to exercise our remedies described below. Any shares in excess of the Permitted Percentage in the hands of a Restricted Investor will not have any voting or dividend rights and are subject to redemption by us in our discretion. The liquidity or market value of the shares of our common stock may be adversely impacted by such transfer restrictions.

As a result of the above provisions, a proposed transferee of our common stock that is a Restricted Investor may not receive any return on its investment in shares it purchases or owns, as the case may be, and it may sustain a loss. We are entitled to redeem all or any portion of such shares acquired by a Restricted Investor in excess of the Permitted Percentage ("Excess Shares") at a redemption price based on a fair market value formula that is set forth in our second amended and restated certificate of incorporation, which may be paid in any form, including cash or promissory notes, at our discretion. Excess Shares not yet redeemed will not be accorded any voting, dividend or distribution rights while they constitute Excess Shares. As a result of these provisions, a stockholder who is a Restricted Investor may be required to sell its shares of our common stock at an undesirable time or price and may not receive any return on its investment in such shares. However, we may not be able to redeem Excess Shares for cash because our operations may not have generated sufficient excess cash flow to fund the redemption and we may incur additional indebtedness to fund all or a portion of such redemption, in which case our financial condition may be materially weakened.

Our second amended and restated certificate of incorporation permits us to require that owners of any shares of our common stock provide certification of their status as a Restricted Investor. In the event that a person does not submit such documentation, our second amended and restated certificate of incorporation provides us with certain remedies, including the suspension of the payment of dividends and distributions with respect to shares held by such person and deposit of any such dividends and distributions into an escrow account. As a result of non-compliance with these provisions, an owner of the shares of our common stock may lose significant rights associated with those shares.

Although our second amended and restated certificate of incorporation contains the above provisions intended to assure compliance with the restrictions on ownership of our common stock by Restricted Investors, we may not be successful in monitoring or enforcing the provisions. A failure to enforce or otherwise maintain compliance could lead Bolloré to exercise its termination rights under the agreements, which would have a material and adverse effect on the Company's financial position and its results of operations.

In addition to the risks described above, the foregoing restrictions could delay, defer or prevent a transaction or change in control that might involve a premium price for our common stock or that might otherwise be in the best interest of our stockholders.

Investors in this offering will experience immediate and substantial dilution of $19.61 per share.

Based on an assumed initial public offering price of $14.00 per share, the mid-point range set on the cover of this prospectus, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $19.61 per share in the as adjusted net tangible book deficit per share of common stock and non-voting common stock from the initial public offering price, and our as adjusted net tangible book deficit as of December 31,

2015 after giving effect to the Stock Split, the Conversion (assuming no shares of our common stock are purchased pursuant to the Anchor Order) and this offering would be $(5.61) per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to reduce our leverage and to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company, any dividend payments would depend on the cash flow of our subsidiaries. However, our credit agreements limit the amount of distributions our subsidiaries can make to us and the purposes for which distributions can be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After giving effect to the Stock Split, Conversion and this offering, we will have 18,150,148 outstanding shares of common stock, assuming full exercise of the underwriters' options to purchase additional shares and assuming no shares of our common stock are purchased pursuant to the Anchor Order. This number includes 5,400,000 shares that we are selling in this offering and 6,210,000 shares that we may sell in this offering if the underwriters' option to purchase additional 810,000 shares from us is fully exercised. In addition, we could issue 442,556 additional shares of common stock if Standard General were to exercise the Standard General Warrants, 938,857 shares upon conversion of Standard General's non-voting common stock into common stock and up to 1,661,346 shares reserved for underlying outstanding options under our 2006 Plan and 1,400,000 reserved for issuance under our 2015 Plan.

After giving effect to the Stock Split, Conversion and this offering (assuming no shares of our common stock are purchased pursuant to the Anchor Order), Standard General will own 5,616,455 shares of our common stock and will have investment and voting control over 1,235,179 shares owned by Fort George. In addition, Thomas Helms will indirectly own 1,673,574 shares. All of these shares (including any shares issued upon exercise of the Standard General Warrants and shares received upon conversion of the non-voting common stock into common stock) are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. Further, to the extent the underwriters sell shares pursuant to the Anchor Order, such shares could not be immediately resold in the public market immediately following this offering as result of restrictions under securities laws, but would be able to be sold following the expiration of these restrictions as further described in "Shares Eligible for Future Sale." We have granted each of Standard General and Thomas Helms certain registration rights. See "Certain Relationships and Transactions—Other Arrangements—Registration Rights Agreement."

Prior to the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 3,061,346 shares of our common stock underlying options issued under our 2006 Plan or reserved for issuance under our 2015 Plan. Subject to the satisfaction of vesting conditions, Rule 144 restrictions applicable to our affiliates and the expiration of lock-up agreements and lock-up provisions of our Stockholders' Agreement, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

USE OF PROCEEDS

We estimate the net proceeds from this offering to us will be approximately $67 million, or approximately $78 million if the underwriters exercise their option to purchase additional shares in full, based on an initial public offering price of $14.00 per share after deducting estimated offering expenses and underwriting discounts and commissions.

We expect to use the net proceeds from this offering, together with cash on hand to: (i) pay offering related fees and expenses, (ii) repurchase at least 87.5% of the Intrepid Warrants and all issued and outstanding Intrepid Options for an aggregate purchase price of approximately $5.5 million and (iii) repay a portion of the obligations under our Second Lien Credit Facility for an aggregate of approximately $60.0 million, unless shares are purchased pursuant to the Anchor Order, in which case we will use the proceeds from those sales to redeem for cash a portion of the outstanding PIK Toggle Notes (including accrued and unpaid interest thereon from December 31, 2015) and repay $21.0 million of borrowings outstanding under the Second Lien Credit Facility (to the extent such proceeds are not needed to repurchase Intrepid Options and Warrants and pay offering expenses).

Any excess proceeds will be used for working capital and general corporate purposes, including to fund future acquisitions. We have no commitments or firm agreements for any material acquisitions at this time.

The interest rate on the PIK Toggle Notes is equal to LIBOR in effect at that time (not less than 1.25%), plus 13.75%, reset quarterly, and the PIK Toggle Notes mature on January 13, 2021. The interest rate on the Second Lien Credit Facility is equal to LIBOR in effect at that time (but in any case, not less than 1.25%), plus 10.25%, and the Second Lien Credit Facility matures on July 13, 2020. Additional terms of the Second Lien Credit Facility are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Long-Term Debt."

Assuming no change in the number of shares offered by us set forth on the cover page of this prospectus, a $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would cause the net proceeds from this offering, after deducting the estimated underwriting discounts and offering expenses payable by us, to increase or decrease, respectively, by approximately $5 million. In addition, we may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares offered by us, together with a concurrent $1.00 increase in the assumed public offering price to $15.00 per share, would increase net proceeds to us from this offering by approximately $19 million. Similarly, each decrease of 1.0 million shares offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price to $13.00 per share, would decrease the net proceeds to us from this offering by approximately $17 million.

CAPITALIZATION

The following table shows our consolidated capitalization as of December 31, 2015 on:

- an actual basis;
- an as adjusted basis to give effect to the Conversion and Stock Split, assuming no shares are purchased pursuant to the Anchor Order;
- an as further adjusted basis to give effect to the Conversion and the Stock Split, as well as this offering and the application of proceeds therefrom, assuming no shares are purchased pursuant to the Anchor Order; and
- an as further adjusted basis to give effect to the Conversion and Stock Split, as well as this offering and the application of proceeds therefrom assuming $40 million of our common stock is purchased by Standard General and Fort George pursuant to the Anchor Order.

This table is derived from, and should be read together with, the historical condensed consolidated financial statements and related notes included elsewhere in this prospectus. You should also read this table in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2015			
(U.S. dollars in thousands)	**Actual**	**As Adjusted (assuming no Anchor Order)**	**As Further Adjusted (assuming no Anchor Order)**	**As Further Adjusted (assuming full Anchor Order)**
		(unaudited)	**(unaudited)**	**(unaudited)**
Cash and cash equivalents	$ 4,835	$ 4,835	$ 5,350[5]	$ 5,130[5]
Long-term indebtedness:				
ABL[1][2]	$ 18	$ 18	$ 18	$ 18
First Lien Credit Agreement[1]	150,555	150,555	150,555	150,555
Second Lien Credit Facility[1]	78,882	78,882	17,682	57,462
PIK Toggle Notes[1][3]	58,882	—	—	—
7% Senior Notes[1]	10,360	1,295	1,295	1,295
Total long-term indebtedness	$298,697	$230,750	$169,550	$209,330
Stockholders' equity:				
Preferred stock, $0.01 par value (authorized 40,000,000 shares, 0 shares issued and outstanding)	—	—	—	—
Common Stock[6], $0.01 par value; authorized shares, 190,000,000; issued shares, 7,312,642; outstanding shares, 6,259,480; shares held in treasury, 1,053,162	63	117	171	140
Common stock, non-voting $0.01 par value; authorized shares, 10,000,000; issued and outstanding shares, 938,857	9	9	9	9
Additional paid in capital[4]	12,628	84,384	148,459	106,289
Accumulated other comprehensive loss	(3,512)	(3,512)	(3,512)	(3,512)
Accumulated deficit	(90,800)	(95,323)	(97,737)	(95,536)
Total Stockholders' equity	(81,612)	(14,325)	47,390	7,390
Total capitalization	$217,085	$216,425	$216,940	$216,720

(1) The First Lien Credit Agreement, Second Lien Credit Facility and ABL are obligations of our wholly-owned indirect subsidiary, NATC. The First Lien Credit Agreement, Second Lien Credit Facility and ABL are guaranteed by NATC's domestic subsidiaries, and the First Lien Credit Agreement and Second Lien Credit Facility are also guaranteed by our wholly-owned direct subsidiary, NATC Holding. The PIK Toggle Notes and 7% Senior Notes are solely obligations of TPB and are not guaranteed by any of TPB's subsidiaries. Amounts above represent the carrying values of the debt at December 31, 2015. Actual face amounts at December 31, 2015 of the ABL, First Lien Credit Agreement, Second Lien Credit Facility, PIK Toggle Notes and 7% Senior Notes were $18,000, $151.7 million, $80.0 million, $60.1 million and $12.6 million, respectively.

(2) As of December 31, 2015, we have the ability to borrow $23.5 million under our ABL.

(3) To the extent that shares of our common stock are purchased pursuant to the Anchor Order, we will utilize the proceeds from such sales to redeem a portion of the outstanding PIK Toggle Notes (including accrued and unpaid interest thereon from December 31, 2015) for cash, and the amount of PIK Toggle Notes that are exchanged for shares of our common stock will be reduced by the amount of PIK Toggle Notes that are redeemed for cash.

(4)   On September 25, 2015, we issued 90,000 shares of non-voting common stock to Standard General in exchange for a like amount of common stock. Our non-voting common stock is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors. Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering. The value associated with the Standard General Warrants was $1.7 million as of December 31, 2015 and is included in additional paid in capital.

(5)   A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our as adjusted amount for each of cash and cash equivalents, additional paid-in capital, total stockholders' equity, and total capitalization by approximately $5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares to be sold by us in this offering would increase or decrease our as adjusted amount for each of cash and cash equivalents, additional paid-in capital, total stockholders' equity, and total capitalization by approximately $13 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(6)   Issued and outstanding shares would be 12,714,104 and 11,660,942, respectively, as adjusted (assuming no shares of our common stock are purchased pursuant to the Anchor Order); issued and outstanding shares would be 18,114,104 and 17,060,942, respectively, as further adjusted (assuming no shares of our common stock are purchased pursuant to the Anchor Order); issued and outstanding shares would be 15,041,908 and 13,988,746, respectively (assuming $40 million of our common stock is purchased pursuant to the Anchor Order).

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book deficit per share of our common stock and non-voting common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book deficit per share attributable to the shares of common stock and non-voting common stock held by existing stockholders.

We calculate net tangible book deficit per share by dividing our net tangible book deficit, which equals total assets less goodwill, net other intangible assets and total liabilities, by the number of shares of common stock and non-voting common stock outstanding. The net tangible book deficit of our common stock and non-voting common stock as of December 31, 2015 was approximately $(225) million, or $(31.30) per share, based upon 7,198,337 shares outstanding.

On an as adjusted basis, after giving effect to the Stock Split, the Conversion and this offering (assuming no shares of our common stock are purchased pursuant to the Anchor Order) at an assumed initial public offering price of $14.00 per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, as well as the other transactions contemplated in this prospectus, our net tangible book deficit as of December 31, 2015 would have been $(96) million, or $(5.61) per share. This represents an immediate decrease in as adjusted net tangible book deficit of $25.69 per share to existing stockholders and an immediate dilution in net tangible book deficit of $19.61 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis (assuming no shares of our common stock are purchased pursuant to the Anchor Order):

Assumed initial public offering price per share of our common stock	$ 14.00
As adjusted net tangible book deficit per share attributable after giving effect to the Stock Split and the Conversion.	$(31.30)
Decrease in as adjusted net tangible book deficit per share attributable to new investors in this offering	$ 25.69
Less: As adjusted net tangible book deficit per share after giving effect to the Stock Split, the Conversion and this offering	$ (5.61)
Immediate dilution per share to new investors in the offering.	$ 19.61

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) our as adjusted net tangible book deficit by $5 million or $0.29 per share (assuming no shares of our common stock are purchased pursuant to the Anchor Order).

If the underwriters exercise their option to purchase additional shares of our common stock in full (assuming no shares of our common stock are purchased pursuant to the Anchor Order), the as adjusted net tangible book deficit per share after this offering would be $(4.76) per share, and the dilution to new investors in this offering would be $18.76 per share (assuming no shares of our common stock are purchased pursuant to the Anchor Order).

The following table summarizes, on an as adjusted basis, as of December 31, 2015, after giving effect to the Stock Split, the Conversion and the completion of this offering (assuming no shares of our common stock are purchased pursuant to the Anchor Order) and related transactions, the total cash consideration paid to us and the average price per share paid by existing stockholders for their common stock and by new investors purchasing common stock in this offering at an assumed initial public offering price of $14.00 per share, before deducting estimated underwriting discounts and estimated expenses payable by us:

	Shares Issued		Total Consideration		Average Price Per Share
	Number	Percent	Amount (U.S. dollars in thousands)	Percent	
Existing stockholders Interests[1].........	11,660,942	68.3%	$ 84,510	52.8%	$ 7.25
New investors[1]..............	5,400,000	31.7%	75,600	47.2%	14.00
Total	17,060,942	100%	$160,110	100%	$ 9.38

_____

(1) To the extent that any shares of our common stock offered pursuant to this prospectus are not sold to the public, Standard General and Fort George have indicated an interest in purchasing together up to an aggregate of $40 million of shares of our common stock in this offering at the initial public offering price per share. The presentation in this table regarding ownership by existing shareholders does not give effect to any potential purchases in this offering by Standard General or Fort George pursuant to the Anchor Order.

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full, our existing stockholders would own 65.3%, and our new investors would own 34.7%, of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options are exercised, new options are granted under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to the new investors participating in this offering.

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL AND
OTHER INFORMATION

The following tables set forth certain selected historical condensed consolidated financial data as of and for the periods indicated. The consolidated statements of operations data and cash flows data for and balance sheet data as of the fiscal years ended December 31, 2015 and 2014 were derived from our audited consolidated financial statements, included elsewhere in this prospectus. The consolidated statement of operations data and cash flows data for and balance sheet data as of the fiscal years ended December 31, 2013, 2012 and 2011 were derived from our audited consolidated financial information not included in this prospectus. In the opinion of management, the unaudited financial information includes all adjustments, consisting of normal recurring adjustments, considered necessary for a fair representation of this information. Our historical results are not necessarily indicative of the results that may be expected in the future and our results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year or any other interim period.

The information set forth below should be read in conjunction with "Capitalization," "Summary Historical Condensed Consolidated Financial and Other Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

(U.S. dollars in thousands except per share data)	Year Ended December 31,				
	2015	2014	2013	2012	2011
Consolidated Statement of Operations Data:					
Net sales	$197,256	$200,329	$193,304	$186,741	$188,469
Cost of sales	100,960	107,165	103,043	100,856	100,672
Gross profit	96,296	93,164	90,261	85,885	87,797
Selling, general and administrative expenses	51,785	45,108	46,822	41,391	42,813
Amortization expense	—	—	27	38	53
Operating income	44,511	48,056	43,412	44,456	44,931
Interest expense and financing costs	34,284	34,311	44,094	43,048	35,171
Loss on extinguishment of debt	—	42,780	441	—	232
Income (loss) before income taxes	10,227	(29,035)	(1,123)	1,408	9,528
Income tax expense (benefit)	1,078	370	486	978	1,101
Net income (loss)	$ 9,149	$ (29,405)	$ (1,609)	$ 430	$ 8,427

(U.S. dollars in thousands except per share data)	As Further Adjusted (assuming no Anchor Order)[3]	As Adjusted (assuming no Anchor Order)[2]	As Further Adjusted (assuming full Anchor Order)[3]	As Adjusted (assuming full Anchor Order)[2]	Year Ended December 31,				
	As of December 31, 2015				2015	2014	2013	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)					
Net income per share data:[1]									
Net income (loss) available per share:									
Basic					$ 1.27	$ (4.07)	$ (0.22)	$ 0.06	$ 1.16
Diluted					$ 1.10	$ (4.07)	$ (0.22)	$ 0.05	$ 0.99
Weighted average shares outstanding:									
Basic					7,198,081	7,223,378	7,288,993	7,288,993	7,288,993
Diluted					8,354,387	7,223,378	7,288,993	8,703,965	8,482,739
As adjusted net income available per share data[1][2]:									
As adjusted net income available per share:									
Basic	$ 1.20		$ 1.26						
Diluted	$ 1.09		$ 1.11						
As adjusted weighted average shares outstanding:									
Basic	11,914,319		8,842,122						
Diluted	13,070,625		9,998,428						

(U.S. dollars in thousands except per share data)	As Further Adjusted (assuming no Anchor Order)[3]	As Adjusted (assuming no Anchor Order)[2]	As Further Adjusted (assuming full Anchor Order)[3]	As Adjusted (assuming full Anchor Order)[2]	Year Ended December 31,				
	As of December 31, 2015				2015	2014	2013	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)					
As further adjusted net income available per share data[1][2][3]:									
As further adjusted net income available per share:									
Basic	$ 1.21		$ 1.30						
Diluted	$ 1.13		$ 1.20						
As further adjusted weighted average shares outstanding:									
Basic	17,314,319		14,242,122						
Diluted	18,470,625		15,398,425						
Basic									
Diluted									

(U.S. dollars in thousands other than percentages)	Year Ended December 31,				
	2015	2014	2013	2012	2011
Other Financial Information:					
Net cash provided by (used in) operating activities	$ 24,430	$ 6,025	$ 3,026	$ 2,465	$19,010
Net cash provided by (used in) investing activities	(2,030)	(1,314)	(723)	6,287	(1,634)
Net cash provided by (used in) financing activities	(26,032)	(31,623)	10,641	(914)	(6,492)
Capital expenditures	(1,602)	(1,314)	(729)	(739)	(1,260)
Depreciation and amortization	1,059	933	932	1,006	870
EBITDA[4]	45,570	6,209	43,903	45,462	45,569
Adjusted EBITDA[4]	50,604	48,792	49,609	48,699	47,262
Adjusted EBITDA Margin[4]	25.7%	24.4%	25.7%	26.1%	25.1%
Leverage Ratio[5]	5.9x	6.4x	6.1x	5.8x	5.9x

	As Further Adjusted (assuming no Anchor Order)[3]	As Adjusted (assuming no Anchor Order)[2]	As Further Adjusted (assuming full Anchor Order)[3]	As Adjusted (assuming full Anchor Order)[2]	2015	2014	2013	2012	2011
	As of December 31, 2015								
	(unaudited)	(unaudited)	(unaudited)	(unaudited)					
Balance Sheet Data (at period end):									
Cash	$ 5,350	$ 4,835	$ 5,130	$ 4,835	$ 4,835	$ 8,467	$ 35,379	$ 22,435	$ 14,597
Working capital[6]	42,948	42,433	42,728	42,433	42,433	42,407	68,205	53,494	41,931
Total assets	248,575	248,060	248,355	248,060	248,720	250,205	293,607	265,395	260,168
Notes payable and long-term debt	169,550	230,750	209,330	269,941	298,697	312,553	300,564	283,480	279,024
Total liabilities	201,185	262,385	240,965	301,576	330,332	341,777	357,041	330,940	331,751
Total stockholders' equity (deficit)	47,390	(14,325)	7,390	(53,516)	(81,612)	(91,572)	(63,434)	(65,545)	(71,583)

---

(1) Per share data includes both voting and non-voting common stock. Our non-voting common stock is identical to our common stock, with the exception of voting rights. Holders of non-voting common stock are entitled to share in the earnings, losses, dividends and distributions to which holders of common stock are entitled.

(2) As adjusted to give effect to the Stock Split and Conversion. In the Conversion, approximately $10.3 million of the aggregate principal amount of 7% Senior Notes and approximately $51.9 million of the aggregate principal amount of PIK Toggle Notes (or 11.9 million if $40 million of our common stock is purchased pursuant to the Anchor Order) will be converted into 732,593 and 3,983,645 (or 911,448) shares of common stock, respectively. As a result, an aggregate of 4,716,238 shares will be issued in the Conversion (or 1,644,041 shares if $40 million of our Common Stock is purchased pursuant to the Anchor Order). The following table provides our calculation of our pro forma net income, assuming (i) no shares of our common stock are purchased pursuant to the Anchor Order and therefore $51.9 million of the PIK

Toggle Notes are converted into common stock, and (ii) $40 million of our common stock is purchased pursuant to the Anchor Order resulting in 11.9 million of the PIK Toggle Notes converted into common stock and $40.0 million redeemed for cash, in each case, assuming the Conversion and this offering (including the purchase of shares pursuant to the Anchor Order) occurred on January 1, 2015.

(U.S. dollars in thousands)	Year ended December 31, 2015	
	(assuming no Anchor Order)	(assuming full Anchor Order)
	(unaudited)	(unaudited)
Net income	$ 9,149	$ 9,149
Pro forma adjustment for interest reduction:		
PIK Toggle Notes	8,021	1,835
7% Senior Notes	1,043	1,043
Pro forma adjustment for loss on extinguishment of PIK Toggle Notes[a]	(3,904)	(893)
As Adjusted Pro forma Net income	$ 14,309	$ 11,134
Weighted average shares outstanding	7,198,081	7,198,081
Shares issued in conversion of 7% Senior Notes	732,593	732,593
Shares issued in conversion of PIK Toggle Notes	3,983,645	911,448
As adjusted weighted average shares outstanding	11,914,319	8,842,122
As adjusted weighted average shares outstanding		
Effect of dilutive securities: stock options and warrants	1,156,306	1,156,306
As adjusted diluted weighted average shares outstanding	13,070,625	9,998,428
As adjusted net income	$ 14,309	$ 11,134
As adjusted net income available per share:		
Basic	$ 1.20	$ 1.26
Diluted	$ 1.09	$ 1.11
As adjusted weighted average shares outstainding:		
Basic	11,914,319	8,842,122
Diluted	13,070,625	9,998,428

_____

(a)   The loss on extinguishment of debt is a result of the price at which the PIK Toggle Notes are expected to be converted in the Conversion.

(3)   As further adjusted pro forma net income further adjusts the as adjusted pro forma net income to give effect to the offering and the anticipated use of proceeds from this offering. Assuming no shares of our common stock are purchased pursuant to the Anchor Order, we expect to use the net proceeds from this offering, together with cash on hand to (i) pay offering related fees and expenses, (ii) repurchase at least 87.5% of the Intrepid Warrants and all issued and outstanding Intrepid Options for an aggregate purchase price of approximately $5.5 million and (iii) repay $60.0 million of borrowings outstanding under our Second Lien Credit Facility, unless shares of our common stock are purchased pursuant to the Anchor Order, in which case we will use the proceeds from those sales to redeem for cash a portion of the outstanding PIK Toggle Notes instead of to repay borrowings under the Second Lien Credit Facility (to the extent such proceeds are not needed to repurchase Intrepid Options and Warrants and pay offering expenses). The following table provides our calculation of our as further adjusted pro forma net income, assuming (i) no shares of our common stock are purchased pursuant to the Anchor Order, and (ii) $40 million of our common stock is purchased pursuant to the Anchor Order resulting in $11.9 million of the PIK Toggle Notes are converted into common stock and $40.0 million redeemed for cash and repayment of $21.0 million of borrowings outstanding under our Second Lien Credit Agreement, in each case, assuming the Conversion and this offering (including the purchase of shares pursuant to the Anchor Order) occurred on January 1, 2015.

(U.S. dollars in thousands)	Year ended December 31, 2015	
	(assuming no Anchor Order)	(assuming full Anchor Order)
	(unaudited)	(unaudited)
As Adjusted Pro forma Net income	$ 14,309	$ 11,134
Pro forma adjustment for interest reduction:		
PIK Toggle Notes	—	6,186
Second Lien Credit Facility	6,573	2,300
Pro forma adjustment for loss on extinguishment of debt:[a]		
PIK Toggle Notes	—	(1,123)
As Further Adjusted Pro forma Net income	$ 20,882	$ 18,497
As adjusted weighted average shares outstainding	11,914,319	8,842,122
Shares issued in the offering	5,400,000	5,400,000
As further adjusted weighted average shares outstainding	17,314,319	14,242,122
As further adjusted weighted average shares outstanding:		
Effect of dilutive securities: stock options and warrants	1,156,306	1,156,306
As further adjusted diluted weighted average shares outstanding	18,470,625	15,398,428
As further adjusted net income	$ 20,882	$ 18,497
As further adjusted net income available per share:		
Basic	$ 1.21	$ 1.30
Diluted	$ 1.13	$ 1.20
As further adjusted weighted average shares outstanding:		
Basic	17,314,319	14,242,122
Diluted	18,470,625	15,398,428

(a) The loss on extinguishment of debt is a result of the difference between the carrying value and face value amount of the debt.

(4) EBITDA and Adjusted EBITDA are not financial measures recognized under U.S. generally accepted accounting principles ("GAAP"). We define "EBITDA" as net income before depreciation and amortization, interest expense and provision for income taxes. We define "Adjusted EBITDA" as net income before depreciation and amortization, interest expense, provision for income taxes, loss on extinguishment of debt, other non-cash items and other items that we do not consider ordinary course in our evaluation of ongoing operating performance. "Adjusted EBITDA Margin" is defined as the Adjusted EBITDA for that period divided by the net sales for that period. We present EBITDA and Adjusted EBITDA in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance and are also used by management to assess performance for the purposes of our executive compensation programs. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate to business performance.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- They do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
- They do not reflect changes in, or cash requirements for, our working capital needs;
- They do not reflect our significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt; and
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements.

To compensate for these limitations, we consider the economic effect of the excluded expense items independently and through the use of other financial measures, such as capital expenditure budget variances, investment spending levels and return on capital analysis.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial measure for the periods indicated.

(U.S. dollars in thousands)	Year Ended December 31,				
	2015	2014	2013	2012	2011
Reconciliation of EBITDA and Adjusted EBITDA to net income:					
Net income (loss)	$ 9,149	$(29,405)	$(1,609)	$ 430	$ 8,427
Add:					
Interest Expense	34,284	34,311	44,094	43,048	35,171
Amortization Expense	—	—	27	38	53
Depreciation Expense	1,059	933	905	968	817
Income Tax Expense	1,078	370	486	978	1,101
EBITDA	$45,570	$ 6,209	$43,903	$45,462	$45,569
Components of Adjusted EBITDA					
Loss on extinguishment of debt[a]	—	42,780	441	—	232
LIFO adjustment[b]	(56)	(798)	716	2,526	141
Pension/Postretirement expense[c]	341	16	407	623	492
Non-cash stock option and incentives expense	234	585	234	150	611
Foreign exchange hedging[d]	(35)	—	—	(65)	217
Other items[e]	4,550	—	3,908	3	—
Adjusted EBITDA	$50,604	$ 48,792	$49,609	$48,699	$47,262

(a) Represents loss related to the repurchase and redemption of our previously outstanding second and third lien notes in 2014, termination of a revolving credit facility in 2013 and redemption and repurchase of various debt instruments in 2011.

(b) Represents non-cash expense related to an inventory valuation allowance for LIFO reporting.

(c) Represents our Pension/Postretirement expense.

(d) Represents non-cash gain and loss stemming from our foreign exchange hedging activities.

(e) Other items:

- For the year ended December 31, 2015, the adjustment amounted to approximately $4.6 million, which consisted of $0.4 million relating to the one-time relocation of finished product for improved logistical services from three third-party distribution warehouses to a new third-party distribution warehouse, $2.3 million in fees for the study of strategic initiatives and $1.9 million of product launch costs of our new product lines, including our vaporizers within the NewGen segment.

- For the year ended December 31, 2013, the aggregate adjustment amounted to $3.9 million, which consisted of approximately $3.2 million in expense related to the settlement of a contractual dispute regarding Gordian Group, LLC's alleged right to remuneration under the terms of a 2009 engagement letter, an additional $0.1 million consisting of $0.5 million in legal expenses less $0.4 million reimbursement from our insurance company relating to the Langston Complaint (as described below) that was paid in 2013, and $0.6 million in expense relating to product launch costs of our new product lines, including our e-cigarettes and cartomizers within our NewGen segment.

- For the year ended December 31, 2012, the adjustment amounted to $0.003 million, which consisted of the receipt of approximately $1.2 million that had been reserved in relation to promissory notes held by Mr. Thomas F. Helms, Jr. On November 19, 2012 Mr. Helms repaid in full his outstanding loans including the $1.2 million that had been reserved. The total adjustment also included a $1.2 million expense relating to the settlement of the Langston Complaint.

(5) We calculate our Leverage Ratio by dividing Notes payable and long-term debt by Adjusted EBITDA. See footnote (5) above. Management believes that our leverage ratio is an important indicator of our ability to service our indebtedness and is indicative of our compliance with the leverage covenants in our First Lien Credit Agreement and Second Lien Credit Facility. Our First Lien Credit Agreement contains covenants requiring NATC to maintain a maximum leverage ratio ranging from 6.25 to 1.00 from April 1, 2015 through September 30, 2016, decreasing to a ratio of 5.50 to 1.00 from October 1, 2018 to maturity. The Second Lien Credit Facility contains covenants requiring NATC to maintain a maximum leverage ratio ranging from 6.50 to 1.00 from April 1, 2015 through September 30, 2016, decreasing to a maximum ratio of 5.75 to 1.00 from October 1, 2018 to maturity. As of December 31, 2015, NATC was in compliance with these covenants.

(6) Represents total current assets less current liabilities as reflected on our balance sheet. See "Management's Discussion & Analysis—Liquidity and Capital Reserves."

Cash Flows from Financing Activities

The following table sets out the principal components of our cash flows used in financing activities for the years ended December 31, 2015 and 2014:

(U.S. dollars in thousands)	Year ended December 31,	
	2015	2014
Proceeds from (payments of) revolving credit facility, net	$ (7,335)	$ 7,353
Prepaid equity issuance costs	(2,049)	—
Proceeds from term loans	—	246,700
Payments for secured promissory note	—	(12,500)
Proceeds from PIK toggle note	—	45,000
Proceeds from 7% senior notes (rights offering notes)	—	11,000
Payments for first lien term loan	(16,649)	(1,650)
Payments for second and third lien notes	—	(317,633)
Payments for financing costs	—	(8,457)
Redemption of common stock	—	(1,436)
Proceeds from issuance of stock	1	—
Net cash used in financing activities	$(26,032)	$ (31,623)

For the year ended December 31, 2015, net cash used in financing activities was $26.0 million compared with net cash used of $31.6 million for the year ended December 31, 2014, a decrease of $5.6 million, principally due to repayment of debt obligations in the Refinancing Transactions in 2014, partially offset by the prepayments on the first lien term loan during 2015.

Long-Term Debt

Our long-term indebtedness currently consists of our ABL, First Lien Credit Agreement, Second Lien Credit Facility, the PIK Toggle Notes and the 7% Senior Notes. As of December 31, 2015, we were in compliance with the financial and restrictive covenants in our existing debt instruments. We intend to use a portion of the proceeds from this offering to repay a portion of our borrowings outstanding under our Second Lien Credit Facility, unless shares are purchased pursuant to the Anchor Order, in which case we will use the proceeds from those sales to redeem for cash a portion of the PIK Toggle Notes (including accrued and unpaid interest thereon from December 31, 2015) instead of repaying borrowings under the Second Lien Credit Facility. In addition, the SG Credit Line may be used to finance acquisitions that are approved by Standard General L.P. in its sole discretion. The following table provides outstanding balances under our debt instruments as of December 31, 2015 on an actual basis and an as further adjusted basis.

(U.S. dollars in thousands)	Actual	As further adjusted (assuming no Anchor Order)[1]	As further adjusted (assuming full Anchor Order)[2]
		(unaudited)	(unaudited)
ABL[3]	$ 18	$ 18	$ 18
First Lien Credit Agreement	$150,555	$150,555	$150,555
Second Lien Credit Facility	$ 78,882	$ 17,682	$ 57,462
PIK Toggle Notes	$ 58,882	$ —	$ —
7% Senior Notes	$ 10,360	$ 1,295	$ 1,295

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(1) As further adjusted to give effect to the Stock Split and Conversion as well as the use of proceeds from this offering, assuming no shares of our common stock are purchased pursuant to the Anchor Order.

(2) As further adjusted to give effect to the Stock Split and Conversion, as well as the use of proceeds from this offering, assuming $40 million of our common stock is purchased pursuant to the Anchor Order.

(3) As of December 31, 2015, we had the ability to borrow an additional $23.5 million under the ABL.

7% Senior Notes

In January of 2014, we conducted a rights offering to certain of our stockholders that qualify as "accredited investors" under the Securities Act, pursuant to which we issued our 7% Senior Notes to various stockholders, including Standard General and members of management, for a principal amount of at least $11.0 million and issued the noteholders the Intrepid Warrants to purchase 11,000,000 units of membership interests in Intrepid Brands. The Intrepid Warrants were exercisable upon issuance, currently represent 40% of the Intrepid Brands common units outstanding on a fully diluted basis, and are exercisable at a purchase price of $1.00 per unit. As a result of the Intrepid Warrants, the 7% Senior Notes had an original issue discount of $2.8 million and were initially valued at $8.2 million. The 7% Senior Notes mature, and the Intrepid Warrants expire, on December 31, 2023.

Interest is payable on the 7% Senior Notes on the last business day of June and December in each year, provided that we may elect to exercise an option to pay all or a portion of the interest in kind ("PIK Interest"). We chose to pay PIK interest on the 7% Senior Notes and increase the principal balance of the 7% Senior Notes for all interest in 2014 and 2015. The outstanding principal amount of the 7% Senior Notes was $12.6 million as of December 31, 2015. We may redeem the 7% Senior Notes at any time without penalty or premium. As of December 31, 2015, we were in compliance with all of the covenants under the 7% Senior Notes.

The 7% Senior Notes are our general unsecured obligations and rank equally with our other unsecured and unsubordinated debt from time to time outstanding.

Credit Line with Standard General

We have entered into an agreement with Standard General for a $50.0 million line of credit that we may use to finance acquisitions that are approved by Standard General L.P. in its sole discretion. The line of credit will terminate and all borrowings under the line will mature on the fifth anniversary of this offering. Borrowings under the line of credit will bear interest at a floating rate equal to LIBOR plus a margin of 6.5% with a LIBOR floor of 1.0%. Turning Point Brands, Inc. will be the borrower under the facility and neither NATC nor its subsidiaries will guarantee the facility.

Distribution Agreements

For a description of our material distribution agreements, see "Business—Distribution and Supply Agreements."

Master Settlement Agreement

On November 23, 1998, the major U.S. cigarette manufacturers, Philip Morris USA, Inc., Brown & Williamson Tobacco Corporation, Lorillard Tobacco Company and R.J. Reynolds Tobacco Company, entered into the MSA with attorneys general representing states that agreed to settle certain recovery actions (the "Settling States"). In order to be in compliance with the MSA and subsequent states' statutes, we are required to fund an escrow account with each of the Settling States based on the number of cigarettes or cigarette equivalents (which is measured by pounds of MYO cigarette smoking tobacco) sold in such state. Funding of the escrow deposit by us in 2014 was $0.1 million in respect of sales of smoking products in 2014. We estimate the total deposits relating to 2015 sales will be approximately $0.1 million. Each year's deposit will be released from escrow after 25 years. We expect required escrow payments to continue to diminish in terms of payment amount and are scheduled to begin receiving payments as our escrow deposits are released from escrow beginning in 2024. See "Regulation—State Attorney General Settlement Agreements" for more information on the MSA and our obligations under the MSA.

EXECUTIVE COMPENSATION

This section addresses our executive compensation program for our named executive officers. It includes a discussion of our compensation objectives and philosophy and the material elements of compensation earned by, or awarded or paid to, our ''named executive officers,'' which include our principal executive officer and our two other most highly compensated executive officers. This section also describes the compensation actions taken during 2015 and is intended to provide a further understanding of the amounts displayed in the required tabular disclosures. In addition, we highlight certain attributes of our executive compensation program and compensation approach that we intend to adopt or modify when we are a public company. The information set forth in this section is presented pursuant to the reduced disclosure rules applicable to Emerging Growth Companies. See ''Prospectus Summary—Implications of Being an Emerging Growth Company.''

Our named executive officers for 2015 were:

- Thomas F. Helms, Jr., our Executive Chairman;

- Lawrence S. Wexler, our President & Chief Executive Officer; and

- James W. Dobbins, our Senior Vice President, General Counsel & Secretary.

Executive Compensation Objectives and Philosophy

One objective of our executive compensation program is to attract and retain qualified, energetic employees who are enthusiastic about our mission and culture. A further objective is to provide incentives and reward each senior executive for his or her contribution to our growth and operating and financial improvement. In addition, we strive to promote an ownership mentality among key leadership executives.

Our Compensation Committee will be solely responsible for authorizing the compensation of our named executive officers. In doing so, the Compensation Committee may consult from time to time with the named executive officers. However, the Compensation Committee will at all times retain full responsibility for determining the compensation of our named executive officers, and no named executive officer will participate in the Compensation Committee's approval of his or her compensation.

Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the years ended December 31, 2015 and December 31, 2014.

Name and Principal Position	Year	Salary ($)	Option Awards ($)[(1)]	Non-Equity Incentive Plan Compensation ($)[(2)]	All Other Compensation ($)[(3)]	Total ($)
Thomas F. Helms, Jr.	2015	378,750	—	189,375	43,860	611,985
Executive Chairman	2014	366,443	—	189,375	43,289	599,107
Lawrence S. Wexler	2015	641,892	—	646,135	59,606	1,347,633
President & Chief Executive Officer	2014	626,236	90,736	636,375	72,156	1,425,503
James W. Dobbins	2015	342,392	—	175,327	27,750	545,469
Senior Vice President, General Counsel & Secretary	2014	334,041	41,435	172,124	27,479	575,079

(1) Option Awards reflect the grant date fair value of each award, determined in accordance with FASB ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the assumptions made in the valuation for the awards reflected in this column, please see Notes 14 and 15 to our Consolidated Financial Statements as of and for the years ended December 31, 2015 and 2014.

(2) Performance bonuses in respect of a given year were generally determined in March of the following year and paid shortly thereafter.

(3) For 2015, Messrs. Helms, Wexler and Dobbins received a monthly car allowance of $1,464, $1,500 and $1,000, respectively, and each received a matching contribution under our 401(k) defined contribution plan (including a discretionary contribution equal to 1% of base salary) of $13,250. In addition, in 2015, Mr. Helms received a parking garage allowance of $7,005 and club dues of $3,000, and Mr. Wexler received $18,205 to purchase life insurance. For 2014, Messrs. Helms, Wexler and Dobbins received a monthly car allowance of $1,464, $1,500 and $1,000, respectively, and each received a matching contribution under our 401(k) defined contribution plan (including a discretionary contribution equal to 1% of base salary) of $13,000. In addition, in 2014, Mr. Helms received a parking garage allowance of $6,755 and club dues of $3,000, and Mr. Wexler received $30,975 to purchase life insurance. Messrs. Helms, Wexler and Dobbins also received deemed contributions under our Restoration Plan of $3,037, $10,151 and $2,500, respectively, for 2015, and $2,966, $10,181 and $2,479, respectively, for 2014. See ''—Narrative Disclosure to Summary Compensation Table—Restoration Plan'' below for a description of the Restoration Plan.

expire upon termination of employment, unless otherwise provided in the Dobbins Agreement or by the separate written terms of such benefits or incentives. The Dobbins Agreement includes indemnification, confidentiality and non-compete provisions.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth specified information concerning equity awards held by each of the named executive officers as of December 31, 2015.

Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Thomas F. Helms, Jr.	—	—	—	—	—
Lawrence S. Wexler	9/18/2007[(1)]	21,868	—	11.05	9/18/2017
	11/4/2008[(1)]	3,000	—	11.05	11/4/2018
	8/8/2014[(2)]	225	225	40	8/8/2024
	8/8/2014[(3)]	161,106	161,105	1	8/8/2034
James W. Dobbins	9/18/2007[(1)]	3,500	—	11.05	9/18/2017
	11/4/2008[(1)]	2,000	—	11.05	11/4/2018
	8/25/2011[(1)]	3,000	—	40	8/25/2021
	8/8/2014[(2)]	250	250	40	8/8/2024
	8/8/2014[(3)]	60,240	60,239	1	8/8/2034

(1) Options to purchase shares of our stock granted pursuant to the 2006 Plan.

(2) Options to purchase shares of our stock granted pursuant to the 2006 Plan, 50% vested at grant, with the remaining 50% vesting in two equal annual installments beginning on August 8, 2015.

(3) Intrepid Options to purchase units of ownership in Intrepid Brands granted pursuant to the Intrepid Option Plan, 50% vested at grant, with the remaining 50% vesting in two equal annual installments beginning on August 8, 2015.

Post-IPO Compensation

Awards in Connection with this Offering

Upon consummation of this offering, we intend to issue approximately 28,000 shares of our restricted common stock (based on the midpoint of the estimated public offering price range set forth on the cover of this prospectus) to participants in the 2015 Plan, which will vest over a three-year period.

2015 Equity Incentive Plan

Prior to the date of this offering (the "IPO Date"), we intend to adopt, subject to the approval of our stockholders, the Turning Point Brands, Inc. 2015 Equity Incentive Plan (the "2015 Plan").

Purpose

The 2015 Plan authorizes the Compensation Committee, or another committee designated by the board of directors and made up of two or more eligible directors (as applicable, the "Committee"), to provide equity-based or other incentive-based compensation for the purpose of attracting and retaining directors, employees and certain consultants and providing our directors, employees and such consultants incentives and rewards for superior performance.

The 2015 Plan is designed to comply with the requirements of applicable federal and state securities laws, and the Code, including allowing us to issue awards that may comply with the performance-based exclusion from the deduction limitations under Section 162(m) of the Code.

Shares Subject to the 2015 Plan

The 2015 Plan authorizes the issuance of 1,400,000 shares of our common stock in connection with awards pursuant to the 2015 Plan, which represents 6% of the total number of outstanding shares of common stock determined on a fully-diluted basis. No more than   of the total number of shares available for issuance under the 2015 Plan may be issued upon the exercise of incentive stock options ("ISOs"). The number of shares with respect to awards (including options and stock appreciation rights ("SARs") that may be granted under the 2015 Plan to any individual participant in any single fiscal year may not exceed   shares (with grants to non-employee directors limited to   shares), and the maximum number of shares that may be paid to any individual participant in connection with awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code in respect of a single calendar year (including as a portion of the applicable performance period) may not exceed   shares (or the cash equivalent of such shares), each as subject to potential adjustment as described in the 2015 Plan.

Any shares of our common stock covered by an award granted under the 2015 Plan, which for any reason are canceled or forfeited, or are settled in cash, will again be available for awards under the 2015 Plan. However, (i) shares not issued or delivered as a result of the net settlement of an outstanding stock option or SAR (ii) shares used to pay the exercise price or withholding taxes related to an outstanding award and (iii) shares repurchased by us using proceeds realized by us in connection with a participant's exercise of an option or SAR will not again become available for grant.

Subject to the 2015 Plan's share counting rules, common stock covered by awards granted under the 2015 Plan will not be counted as used unless and until the shares are actually issued or transferred. However, shares issued or transferred under awards granted under the 2015 Plan in substitution for or conversion of, or in connection with an assumption of, stock options, SARs, restricted stock, restricted stock units ("RSUs") or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added back to) the aggregate share limit or other 2015 Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the 2015 Plan, under circumstances further described in the 2015 Plan, but will not count against the aggregate share limit or other limits described above. The various limits described above are subject to potential adjustment as described in the 2015 Plan.

Administration

The 2015 Plan is administered by the Committee. The Committee generally may select eligible employees to whom awards are granted, determine the types of awards to be granted and the number of shares covered by awards and set the terms and conditions of awards. The Committee's determinations and interpretations under the 2015 Plan will be binding on all interested parties. The Committee may delegate to a subcommittee or to officers certain authority with respect to the granting of awards other than awards to certain officers and directors as specified in the 2015 Plan.

Eligibility

Awards may be granted by the Committee to any of our employees or certain qualifying consultants, or to employees or certain qualifying consultants of our affiliates, or non-employee directors who are members of our board of directors or the board of directors of our affiliates; *provided* that ISOs may only be granted to our employees or employees of our parents or subsidiaries, consistent with the requirements of Section 422 of the Code.

No Repricing Without Shareholder Approval

Except in connection with a corporate transaction or other adjustment event described in the 2015 Plan, repricing of underwater options and SARs is prohibited without stockholder approval under the 2015 Plan.

Types of Awards Available

Stock Options. Option rights may be granted that entitle the optionee to purchase shares of our common stock at a price not less than (except with respect to Substitute Awards) fair market value at the date of grant, and may be ISOs, nonqualified stock options, or combinations of the two. Stock options granted under the 2015 Plan will be subject to such terms and conditions, including exercise price and conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. Payment in respect of the exercise of an option granted under the 2015 Plan may be made (i) in cash or its equivalent, (ii) in the discretion of the Committee and subject to such rules as may be established by the Committee and applicable law, by exchanging shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months), (iii) in the discretion of the Committee and subject to such rules as may be established by the Committee and applicable law, through delivery of irrevocable instructions to a broker to sell the shares being acquired upon exercise of the option and to deliver promptly to us an amount equal to the aggregate exercise price, (iv) in the discretion of the Committee and subject to such rules as may be established by the Committee and applicable law, by having us withhold from shares otherwise deliverable an amount equal to the aggregate option exercise price, (v) by a combination of the foregoing, or (vi) by such other methods as may be approved by the Committee and subject to such rules as may be established by the Committee and applicable law, *provided* that the combined value of all cash and cash equivalents and the fair market value of such shares so tendered to us or withheld as of the date of such tender or withholding is at least equal to the aggregate exercise price of the option. No stock option may be exercisable more than 10 years from the date of grant.

Stock Appreciation Rights. SARs granted under the 2015 Plan will be subject to such terms and conditions, including grant price and the conditions and limitations applicable to exercise thereof, as may be determined by the Committee and specified in the applicable award agreement. SARs may be granted in tandem with another award, in addition to another award, or freestanding and unrelated to another award. Each SAR will entitle the participant to receive an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise of the SAR over the grant price thereof (which may not be less than (except with respect to Substitute Awards) fair market value on the date of grant). The Committee, in its sole discretion, will determine whether a SAR will be settled in cash, shares or a combination of cash and shares. No SAR may be exercisable more than 10 years from the date of grant.

Restricted Stock and Restricted Stock Units. Restricted stock and RSUs granted under the 2015 Plan will be subject to such terms and conditions, including the duration of the period during which, and the conditions, if any, under which, the restricted stock and RSUs may vest and/or be forfeited to us, as may be determined by the Committee in its sole discretion. Each RSU will have a value equal to the fair market value of a share of our common stock. RSUs will be paid in cash, shares, other securities or other property, as determined by the Committee in its sole discretion, upon or after the lapse of the restrictions applicable thereto or otherwise in accordance with the applicable award agreement. Dividends paid on any Restricted Stock or dividend equivalents paid on any RSUs will be paid directly to the participant, withheld by us subject to vesting of the Restricted Stock or RSUs under the terms of the applicable award agreement, or may be reinvested in additional Restricted Stock or in additional RSUs, as determined by the Committee in its sole discretion, consistent with applicable law.

Performance Awards. Performance awards granted under the 2015 Plan will consist of a right which is (i) denominated in cash or shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee will establish, and (iii) payable at such time and in such form as the Committee will determine. Subject to the terms of the 2015 Plan and any applicable award agreement, the Committee will determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award. Performance awards may be paid in a lump sum or in installments following the close of the performance period (as set forth in the applicable award agreement) or, in accordance with procedures established by the Committee, on a deferred basis. The Committee may require or permit the deferral of the receipt of performance awards upon such terms as the Committee deems appropriate and in accordance with Section 409A of the Code.

Other Stock-Based Awards. In addition to the foregoing types of awards, the Committee will have authority to grant to participants an "other stock-based award" (as defined in the 2015 Plan), which will consist of any right which is (i) not a stock option, SAR, restricted stock, RSU or performance award and (ii) an award of shares or an award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock (including, without limitation, securities convertible into shares of our common stock), as deemed by the Committee to be consistent with the purposes of the 2015 Plan; *provided* that any such rights must comply, to the extent deemed desirable by the Committee, with Rule 16b-3 of the Exchange Act and applicable law. Subject to the terms of the 2015 Plan and any applicable award agreement, the Committee will determine the terms and conditions of any such other stock-based award, including the price, if any, at which securities may be purchased pursuant to any other stock-based award granted under the 2015 Plan.

Dividend Equivalents. In the sole discretion of the Committee, an award, whether made as an other stock-based award or as any other type of award issuable under the 2015 Plan (other than options or SARs), may provide the

Termination

No grant will be made under the 2015 Plan more than 10 years after April 28, 2016 (the date on which the 2015 Plan was fully approved by the board of directors), but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and subject to the terms of the 2015 Plan. Subject to approval of the 2015 Plan by our stockholders within 12 months of the date on which the 2015 Plan is approved by the board of directors, no award grants will be made under the 2006 Plan or the Intrepid Option Plan (the ''Existing Plans'') on or after the date on which the 2015 Plan is approved by the board of directors, except that outstanding awards granted under the Existing Plans will continue unaffected.

Registration on Form S-8

In connection with this offering, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under the 2015 Plan.

2016 Employment Agreements

In connection with this offering, we intend to enter into a new employment agreement with each of Messrs. Wexler and Dobbins (the ''2016 Employment Agreements''). The 2016 Employment Agreements will be effective as of the IPO Date. The 2016 Employment Agreements will supersede the Wexler Agreement with respect to Mr. Wexler and the Dobbins Agreement with respect to Mr. Dobbins.

The 2016 Employment Agreements provide for an initial term of one year, subject to automatic extensions for successive one-year terms unless earlier terminated, or unless either party provides notice of non-renewal at least 60 days prior to the end of the applicable term. Pursuant to the 2016 Employment Agreements, Mr. Wexler is entitled to receive an annual base salary of $722,925 and Mr. Dobbins is entitled to receive an annual base salary of $365,271, subject to adjustment by the board of directors. These base salaries reflect a 2.5% increase for 2016 and are proportionately adjusted in recognition of the fact that the Company will eliminate certain perquisites. Each of Messrs. Wexler and Dobbins will be eligible to receive an annual cash bonus award, with a target bonus opportunity equal to 100% of base salary for Mr. Wexler and 50% of base salary for Mr. Dobbins. The annual bonus is payable upon the achievement of designated performance metrics pursuant to our annual bonus award program, as determined by the board of directors.

Upon a termination of employment by us without ''cause'' or by the applicable executive for ''good reason'' (each as defined in the applicable executive's 2016 Employment Agreement), each of Messrs. Wexler and Dobbins would be entitled to severance payments comprised of the following: (1) accrued compensation and benefits; (2) continuation of then-current base salary for 12 months, to be paid in accordance with our normal payroll practices; (3) a cash severance bonus equal to the average annual cash bonus received by the applicable executive for the 24-month period prior to the termination date; and (4) a lump sum payment equal to the cost of COBRA continuation coverage for the executive and his eligible dependents for 12 months.

In the event of a termination of employment by us without cause or by the applicable executive for good reason within one year following a ''change of control'' (as such term is defined in the applicable executive's 2016 Employment Agreement), or within 12 months of the effective date of his 2016 Employment Agreement, each of Messrs. Wexler and Dobbins would be entitled to severance payments comprised of the following (in lieu of any other severance payments under the 2016 Employment Agreements): (1) the accrued compensation and benefits; (2) continuation of then-current base salary for 24 months, to be paid in accordance with our normal payroll practices; (3) a cash severance bonus equal to two-times the average annual cash bonus received by the applicable executive for the 24-month period prior to the termination date; and (4) a lump sum payment equal to the cost of COBRA continuation coverage for the executive and his eligible dependents for 12 months.

In general, the foregoing severance payments and other benefits are subject to the applicable executive executing and delivering a release of claims to us. Pursuant to their respective 2016 Employment Agreements, Messrs. Wexler and Dobbins are each subject to certain restrictive covenants, including non-competition and non-solicitation restrictions during the employment term, and for a post-termination period equal to the number of months the executive is entitled to receive salary continuation pursuant to the severance provisions described above.

In addition, if any payment made to Mr. Wexler or Mr. Dobbins would be subject to the excise tax under Section 4999 of the Internal Revenue Code, then the amounts payable to the applicable executive will be reduced to the maximum amount that does not trigger the excise tax, unless the executive would be better off (on an after-tax basis) receiving all such payments and benefits and paying all applicable income and excise taxes.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2016, by:

- each person or entity known to us who beneficially owns five percent or more of the common stock;

- each of our directors and named executive officers; and

- all of our directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Included in the amount of common stock beneficially owned are shares of common stock subject to exercisable options or warrants or options or warrants that will become exercisable within 60 days of March 31, 2016. The calculation of percent owned by each person assumes that all vested options and warrants held by such person have been exercised. The calculation of percent owned by all directors and executive officers as a group assumes that all vested options beneficially held by them and warrants have been exercised.

We have based ownership of our common stock before this offering on 6,259,480 shares of our common stock outstanding as of March 31, 2016, after giving effect to the Stock Split but before the Conversion. Ownership of our common stock after this offering assumes the sale of 5,400,000 shares of common stock in this offering and the Conversion of all of the PIK Toggle Notes and an aggregate of at least $11.0 million of the 7% Senior Notes into 5,680,668 shares of common stock. See "Certain Relationships and Transactions—Conversion and Stock Split."

To the extent that any shares of our common stock offered pursuant to this prospectus are not sold to the public, Standard General and Fort George have indicated an interest in purchasing together up to a combined aggregate of $40 million of our common stock pursuant to the Anchor Order. However, the underwriters could determine to sell fewer shares to Standard General or Fort George than they indicated an interest in purchasing, or not to sell any shares to Standard General or Fort George. See "Use of Proceeds."

Name of Beneficial Holder	Position or Title of Beneficial Holder	Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned Prior to this Offering	Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering
Helms Management Corp.[1]	Principal Stockholder	1,507,355	24.1%	1,673,574	9.4%
Standard General L.P.[2]	Principal Stockholder	1,798,371	26.8%	7,294,160	41.0%
Fort George Investments, LLC[2][3]	Principal Stockholder	320,568	5.1%	1,235,179	7.1%
Thomas F. Helms, Jr.[4]	Executive Chairman; Director	7,723,840	92.9%	1,673,574	9.7%
Lawrence S. Wexler[5]	Chief Executive Officer; Director	513,229	7.9%	528,375	3.0%
Mark A. Stegeman	Senior Vice President, Chief Financial Officer	—	*	—	*
James W. Dobbins[6]	Senior Vice President, General Counsel, Secretary	176,036	2.8%	176,455	1.0%
Gregory H.A. Baxter[7]	Director	68,140	1.1%	68,140	*
H. C. Charles Diao[8]	Director	39,119	*	39,119	*
David Glazek[9]	Director	—	*	—	*
George W. Hebard III[10]	Director	7,824	*	7,824	*
Arnold Zimmerman[11]	Director	59,983	1.0%	59,983	*
Directors and Executive Officers as a Group (10 persons)[12]		**7,723,840**	**92.9%**	**2,762,104**	**15.4%**

---

* Indicates less than 1%

(1) The address of Helms Management Corp. is Attn: Thomas Helms, President, 75 Woods Lane, East Hampton, NY 11937.

(2) The address of Standard General and Mr. Glazek is 767 Fifth Avenue, New York, NY 10153. Of the post-offering shares   ,   and   shares are held by Standard General Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P., respectively, and 289,586, 142,164 and 10,786 Standard General Warrants are held by Standard General Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P., respectively.

Standard General also owns 938,857 shares of our non-voting common stock. Our non-voting common stock, which is identical to our common stock with the exception of voting rights, is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors. Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering.

Standard General also has investment and voting control over 1,235,179 shares owned by Fort George, for which Standard General acts as a sub-advisor.

Standard General serves as investment manager to each of Standard General Master Fund L.P., Standard General OC Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. (the "Funds") and, in that capacity, exercises voting and investment control over the shares held by the Funds. Soohyung Kim is the Chief Executive Officer of Standard General and a director of the general partner of Standard General. By virtue of the foregoing, Standard General and Mr. Kim may be deemed to beneficially own, and have shared voting and dispositive power over, all of the shares held by the Funds and by Fort George. Each of Mr. Kim, Standard General, the Funds and Fort George disclaims beneficial ownership of the shares reported except to the extent of its or his pecuniary interest in such shares.

Assuming Standard General and Fort George purchase $40 million of our shares in this offering pursuant to the Anchor Order at the midpoint of the price range set forth on the cover page of this prospectus, then Standard General will beneficially own 5,431,302 shares of our common stock, and will beneficially own 40.0% of the outstanding shares of our common stock after this offering.

(3) The address of Fort George Investments, LLC is 590 Madison Avenue, New York, NY 10022. Assuming Fort George purchases all shares for which it has expressed an indication of interest pursuant to the Anchor Order at the midpoint of the price range set forth on the cover page of this prospectus, then Fort George will hold 1,205,306 shares of our common stock, and will beneficially own 8.4% of the outstanding shares of our common stock after this offering.

(4) Helms Management Corp. will own 1,673,574 shares of our common stock after this offering. All of the voting capital stock of Helms Management Corp. is owned by Mr. Helms, who serves as its chairman of the board of directors, and all of the non-voting capital stock of Helms Management Corp. is owned by a trust established by Mr. Helms for the benefit of his children.

In addition to the 1,507,356 shares of our common stock held by Helms Management, 6,216,484 shares are included in the table above as beneficially owned by Mr. Helms prior to this offering. Pursuant to the Stockholder's Agreement (the "Original Stockholders' Agreement"), Mr. Helms has the ability to vote an additional 5,822,790 shares (including 2,051,976 shares subject to exercisable options) of our common stock held by members of our management party to that agreement in respect of the election of our board of directors and also has the right to vote an additional 393,694 shares held by certain other stockholders pursuant to voting agreements with such stockholders. Because Mr. Helms shares voting power with respect to the shares held by the members of management and other stockholders subject to these agreements, he may be deemed to be the beneficial owner of such shares. The Stockholders' Agreement and the voting agreements will be terminated prior to completion of this offering. See "Certain Relationships and Transactions—Other Arrangements—Stockholders' Agreement."

Assuming $40 million of our shares are purchased in this offering pursuant to the Anchor Order at the midpoint of the price range set forth on the cover page of this prospectus, then Mr. Helms will beneficially own 11.7% of the outstanding shares of our common stock after this offering.

Pursuant to a loan and voting agreement between Mr. Helms, Helms Management Corp. and Standard General, Helms Management Corp. pledged 141,000 shares of common stock to Standard General on November 19, 2012. See "Certain Relationships and Transactions—Helms Promissory Notes and Loan and Voting Agreement with Standard General."

(5) Includes 262,937 shares subject to exercisable stock options. The amount included in the table above includes 39,354 shares held by Mr. Wexler's children, including shares they hold as custodians for Mr. Wexler's grandchildren. Mr. Wexler also holds 265,438 shares of record.

(6) Includes 92,582 shares subject to exercisable stock options. Mr. Dobbins also holds 83,873 shares of record.

(7) Includes 68,140 shares subject to exercisable stock options.

(8) Includes 39,119 shares subject to exercisable stock options.

(9) Mr. Glazek is a Partner of Standard General L.P., which manages Standard General Master Fund L.P., Standard General OC Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. Mr. Glazek is a Standard General designee on our board of directors. See footnote 2.

(10) Includes 7,824 shares subject to exercisable stock options.

(11) Includes 39,119 shares subject to exercisable stock options. Mr. Zimmerman also holds 20,864 shares of record.

(12) Shares held of record and shares subject to exercisable options or warrants held by executive officers and certain directors are reflected in the individual beneficial ownership of executive officers/directors, as well as in the beneficial ownership of Mr. Helms (as shares subject to a voting agreement). Therefore, the total beneficial ownership of executive officers/directors as a group was adjusted so that such shares would not be counted twice.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Helms Promissory Notes and Loan and Voting Agreement with Standard General

On November 19, 2012, Mr. Helms and Helms Management Corp. (together with Mr. Helms, the "Helms Parties") and Standard General entered into a loan and voting agreement (the "Loan and Voting Agreement"). Mr. Helms utilized all $7.3 million of the proceeds from the Loan and Voting Agreement to fully satisfy the amounts outstanding under various promissory notes to us, which totaled $7.3 million at the time of such repayment, including accrued and unpaid interest. Mr. Helms pledged approximately 1.46 million of his shares in our company to Standard General as collateral for the loan (after giving effect to the stock split). Pursuant to the agreement, Standard General holds a first priority lien on the pledged shares. Pursuant to the Loan and Voting Agreement, as amended, the size of our board of directors was fixed at six members. In connection with this offering the Helms Parties and Standard General will amend the Loan and Voting Agreement to remove the provisions related to board size and the provisions requiring each of the parties to vote for the other parties board designee.

Intrepid Brands Shareholder Loan

During 2013, Intrepid Brands entered into a Secured Promissory Note (the "Secured Promissory Note") with Standard General with a face amount of $12.5 million, which Intrepid Brands repaid in full in 2014.

Issuance of Non-Voting Stock to Standard General

At the request of Standard General, on September 25, 2015, we exchanged 938,857 shares of our common stock for 938,857 shares of non-voting common stock. The exchange was made in connection with the restructuring of the funds through which Standard General maintains its interest in us.

Offering Proceeds

In November 2013, we issued to certain of our stockholders that qualified as "accredited investors" as defined in Rule 501 under the Securities Act rights to purchase their proportionate share of units consisting of our 7% Senior Notes and Intrepid Warrants to purchase membership units of our subsidiary Intrepid Brands. In connection with the rights offering we entered into a backstop agreement with Standard General pursuant to which Standard General agreed to purchase, immediately following consummation of the rights offering, all units that were not subscribed for and purchased by our stockholders. The rights offering expired in January 2014 and we issued a total of $11,000,000 aggregate principal of our 7% Senior Notes and Intrepid Warrants to purchase 11,000,000 membership units of Intrepid Brands upon exercise of the rights issued in the rights offering. In addition to Standard General, Lawrence Wexler, James Dobbins and Helms Management Corp. exercised the rights they received in the rights offering. The following table provides the amount of 7% Senior Notes and Intrepid Warrants issued to each in the rights offering:

Name	7% Senior Notes	Warrants
Helms Management Corp.	$1,984,598	1,984,598
Lawrence Wexler	$ 180,000	180,000
James Dobbins	$ 5,000	5,000
Standard General	$7,417,927	7,417,927

In January 2014 we issued Standard General the PIK Toggle Notes in an aggregate principal amount of $45 million. The PIK Toggle Note bears interest at a rate equal to LIBOR in effect at that time (not less than 1.25%), plus 13.75%, reset quarterly. The PIK Toggle Notes mature in January 2021.

Participation in this Offering

To the extent that any shares of our common stock offered pursuant to this prospectus are not sold to the public, Standard General and Fort George have indicated an interest in purchasing together up to an aggregate of $40 million of our common stock pursuant to the Anchor Order. However, the underwriters could determine to sell fewer shares to Standard General or Fort George than they have indicated an interest in purchasing, or not to sell any shares to Standard General or Fort George.

Conversion and Stock Split

In connection with this offering, Standard General will exchange 100% of the outstanding aggregate principal amount (plus accrued and unpaid interest thereon from December 31, 2015) of the PIK Toggle Notes for 4,874,537 shares of our common stock (of which 677,073 shares of our common stock will be owned by Fort George as a result of its participation interest in the PIK Toggle Notes). However, to the extent shares of our common stock are purchased pursuant to the Anchor Order we will use the proceeds from those sales to redeem for cash portion of the PIK Toggle Notes (to the extent not applied to other uses of proceeds for this offering) and will reduce the amount of the Second Lien Credit Facility that will be repaid and the amount of PIK Toggle Notes converted pursuant to the Conversion. In addition, Standard General and certain holders of our 7% Senior Notes will exchange an aggregate of at least $11.0 million of 7% Senior Notes for shares of our common stock (at an exchange rate equal to the initial public offering price of the shares in this offering). We also intend to use a portion of the proceeds of this offering to redeem a portion of the Intrepid Warrants as well as all of the Intrepid Options.

The following table sets forth the cash proceeds as well as the number of shares of our common stock expected to be received by Standard General and each of our executive officers and directors in connection with the Conversion and use of proceeds from this offering assuming no shares are purchased pursuant to the Anchor Order:

Principal Stockholders	Total[1]	Common Stock
Standard General[2]	$2,290,901	4,581,207
Helms Management Corp.	$ 992,299	166,218
Executive Officers		
Lawrence Wexler	$ 256,106	15,076
James Dobbins	$ 62,740	419
James Murray	$ 87,952	—

(1) Based on an assumed public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discount and commission but before the estimated expenses of the offering.

(2) Excludes shares issued to Fort George. Assuming $40 million of our common stock is purchased pursuant to the Anchor Order, Standard General would receive 1,935,739 shares of our common stock in connection with the offering and Fort George would receive 487,882 shares in respect of its participation interest in the PIK Toggle Notes.

Other Arrangements

Thomas F. Helms, III, son of our Executive Chairman Thomas F. Helms, Jr., is employed by us as Director of Trade Marketing. During the years ended December 31, 2015, 2014 and 2013, he received aggregate compensation of $153,296, $157,240 and $140,368, respectively.

Credit Line with Standard General

We have entered into an agreement with Standard General for the SG Credit Line, which we may use to finance acquisitions that are approved by Standard General. The line of credit will terminate and all borrowings under the line will mature on the fifth anniversary of this offering. Borrowings under the line of credit will bear interest at a floating rate equal to LIBOR plus a margin of 6.5% with a LIBOR floor of 1.0%. Turning Point Brands, Inc. will be the borrower under the facility and neither NATC nor its subsidiaries will guarantee the facility.

Stockholders' Agreement

We and certain of our stockholders are parties to the Stockholders' Agreement, setting forth among other things, the manner in which our directors are to be selected. Pursuant to the Stockholders' Agreement, Mr. Helms has the right to vote a number of shares of common stock in respect of the election of directors sufficient to elect all our directors. Mr. Helms also has the right to vote a number of shares of common stock in respect of the election of directors pursuant to transfer agreements that preceded the Stockholders' Agreement. The Stockholders' Agreement also sets forth certain restrictions on the transfer of shares of our common stock by existing stockholders and on the acquisition by existing stockholders of investments in competitors of Bolloré. The Stockholders' Agreement provides the existing stockholders with certain "tag-along" rights to participate ratably in sales of our common stock to third parties and requires existing stockholders to participate ratably in certain sales of our common stock to third parties.

In connection with this offering, we will amend the Stockholders' Agreement to include a six month lock-up provision applicable to any shares held by the parties to the agreement that would mirror the lock-up agreements signed by our directors and executive officers in connection with this offering and could only be waived with the

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Immediately prior to completion of this offering, 6,259,480 shares of common stock will be outstanding, 938,857 shares of our non-voting common stock will be issued and outstanding and no shares of preferred stock will be outstanding. Immediately following the Stock Split, Conversion and completion of this offering, we expect to have 17,340,148 shares of common stock outstanding 938,857 shares of our non-voting common stock will be issued and outstanding (approximately 18,150,148 if the underwriters exercise their over-allotment option in full), 938,857 shares of our non-voting common stock will be issued and outstanding and no shares of preferred stock issued and outstanding, assuming no purchases are made pursuant to the Anchor Order. Assuming $40 million of our common stock is purchased pursuant to the Anchor Order, we will have 14,267,952 shares of common stock outstanding following this offering.

As of December 31, 2015, there were 132 holders of record of our common stock.

Common Stock

Voting Rights

Our second amended and restated certificate of incorporation authorizes us to issue 190,000,000 shares of common stock. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. Our common stock has the exclusive right to vote for the election of directors and for all other purposes. Our common stock votes together as a single class.

Dividends

Holders of shares of common stock and non-voting common stock are entitled to receive, ratably, all dividends, if any, declared by our board of directors out of funds legally available for dividends.

Liquidation Rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors, if any, the holders of our common stock and non-voting common stock will be entitled to receive, pro rata, our remaining assets available for distribution.

Other Rights

Holders of our common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of our preferred stock which we may issue in the future.

Restrictions on Ownership by Restricted Investors

Our second amended and restated certificate of incorporation limits the ownership of our common stock by individuals and entities that are ''Restricted Investors.'' For purposes of our second amended and restated certificate of incorporation, a ''Restricted Investor'' is defined as: (i) any entity that directly or indirectly manufactures, sells, markets, distributes or otherwise promotes cigarette paper booklets, filter tubes, injector machines or filter tips in the United States, the District of Columbia, the territories, possessions and military bases of the United States and the Dominion of Canada (a "Bolloré Competitor"), (ii) any entity that owns more than a 20% equity interest in any Bolloré Competitor, or (iii) any person who serves as a director or officer of, or any entity that has the right to appoint an officer or director of, any Bolloré Competitor or of any Entity that owns more than a 20% equity interest in any Bolloré Competitor.

Among other things, our second amended and restated certificate of incorporation:

• limits ownership of our common stock by any Restricted Investor to 14.9% of outstanding common stock and shares convertible or exchangeable therefor (including our non-voting common stock) (the ''Permitted Percentage'');

- provides that any issuance or transfer of shares in excess of the Permitted Percentage to any Restricted Investor will be ineffective and that neither we nor our transfer agent will register such purported issuance or transfer of shares or be required to recognize the purported transferee or owner as our stockholder for any purpose whatsoever except to exercise our remedies thereunder;

- permits withholding of dividends and suspends voting rights with respect to any shares held by any Restricted Investor that exceed the Permitted Percentage;

- permits us to require submission of such documentary and other evidence of status to aid determination of the percentage ownership of our capital stock by such holder;

- permits our board of directors to authorize us to redeem any shares held by any Restricted Investor that exceeds the Permitted Percentage; and

- permits our board of directors to make such determinations to ascertain ownership and implement such measures as reasonably may be necessary.

Non-Voting Common Stock

Voting Rights

Our second amended and restated certificate of incorporation authorizes us to issue 10,000,000 shares of non-voting common stock. Holders of our non-voting common stock are not entitled to a vote for any share held of record on any matter submitted to a vote of the stockholders, including the election of directors. Notwithstanding the foregoing, holders of our non-voting common stock are entitled to vote as a separate class on matters involving amendments to the terms of our non-voting common stock that would significantly and adversely affect the rights or preferences of the non-voting common stock.

Dividends

Holders of our non-voting common stock are entitled to receive, ratably, all dividends, if any, declared by our board of directors out of funds legally available for dividends.

Liquidation

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors, if any, the holders of our non-voting common stock will be entitled to receive, pro rata, our remaining assets available for distribution.

Other Rights

Holders of our non-voting common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities, except as described below. The rights, preferences and privileges of holders of our non-voting common stock are subject to the rights of the holders of any shares of our preferred stock which we may issue in the future.

Our non-voting common stock, which is identical to the common stock, with the exception of voting rights, is convertible into shares of our common stock on a one-for-one basis at the sole discretion of our board of directors. Our board of directors may give consideration to converting the shares of non-voting common stock into common stock at any time after the completion of this offering.

Preferred Stock

After the completion of this offering, we will be authorized to issue up to 40,000,000 shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our second amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the completion of this offering.

Anti-takeover Effects of Certain Provisions of Our Second Amended and Restated Certificate of Incorporation and Bylaws

Several provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Election and Removal of Directors

Our second amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our second amended and restated certificate of incorporation also provides that a director may be removed at any time, but only by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of the company then entitled to vote at an election of directors, voting together as a single class. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our second amended and restated certificate of incorporation and our bylaws provide that special meetings of our stockholders entitled to vote may be called only by the board of directors acting pursuant to a resolution adopted by a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. The business transacted at the special meeting is limited to the business that was brought before the meeting by or at the direction of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders entitled to vote seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the secretary. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 45 days nor more than 75 days prior to the anniversary date of the date on which we mailed our proxy materials for the immediately preceding year's annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholder's ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Preferred Shares

Our second amended and restated certificate of incorporation gives our board of directors the sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control.

Amendment of Certificate of Incorporation and Bylaws

We may amend our second amended and restated certificate of incorporation in accordance with the requirements of the DGCL; provided, however, that an affirmative vote of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the company then entitled to vote thereon, voting together as a single class, is required to amend or to repeal certain provisions of our certificate of incorporation, including the provisions relating to the number of directors, director and officer indemnification and certain amendments of our certificate of incorporation and our bylaws. Our bylaws may be amended by a majority vote of the full board of directors, or by a majority of the voting power of all of the then-outstanding shares of the capital stock of the company then entitled to vote thereon, voting together as a single class.

Board of Directors Vacancies

Our second amended and restated certificate of incorporation and our amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors will be set only by resolution adopted by a majority vote of the full board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Delaware Takeover Statute

We have opted out of Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined below, for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent ($66^{2/3}\%$) of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Forum for adjudication of disputes

Our second amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting breach of a fiduciary duty owed by any director, officer or other employee of ours, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine. Although we have included a choice of forum provision in our second amended and restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.

Corporate Opportunity

Our second amended and restated certificate of incorporation provides that the doctrine of "corporate opportunity" will not apply against Standard General in a manner that would prohibit it from investing in competing businesses or doing business with our clients or customers. In addition, Standard General is permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours. See "Risk Factors—Our Principal Stockholders will be able to exert significant influence over matters submitted to our stockholders and may take certain actions to prevent takeovers."

Directors' Liability; Indemnification of Directors and Officers

Our second amended and restated certificate of incorporation and amended and restated by-laws will limit the liability of our officers and directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent

The transfer agent for our common stock is Wells Fargo Bank, National Association.

Securities Exchange

We intend to list our common stock on NYSE under the symbol ''TPB.''

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing price of our common stock from time to time or impair our ability to raise equity capital in the future. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock, or the perception that those sales could occur, in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

After giving effect to this offering, the Conversion and the Stock Split, we will have outstanding an aggregate of 17,340,148 shares of common stock, assuming no shares are purchased pursuant to the Anchor Order, no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options (or 14,267,952 shares of common stock assuming $40 million of our common stock is purchased pursuant to the Anchor Order and no exercise of the underwriters' option to purchase additional shares). Of these shares, the 5,400,000 shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates (or 6,210,000 shares if the underwriter overallotment option is exercised in full). The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration such as those under Rules 144 or 701 promulgated under the Securities Act described below. Shares subject to the contractual restrictions described below will be eligible for sale in the public market upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus.

In addition, of the 1,661,346 shares of our common stock that were subject to stock options outstanding as of March 31, 2016, options to purchase 1,609,422 shares of common stock were exercisable as of that date and will be eligible for sale 90 days following the effective date of the registration statement of which this prospectus forms a part, under Rules 144 or 701 under the Securities Act, as applicable.

In addition, any shares purchased pursuant to the Anchor Order will be held by affiliates of ours and therefore will be "control securities" subject to the Rule 144 manner of sale and volume limitations described below under "—Rule 144" unless they are sold in a registered offering or pursuant to another exemption from the registration requirements of the Securities Act. However, the underwriters may determine to sell more, less or no shares in this offering pursuant to the Anchor Order.

Lock-Up Agreements

Shares held by our officers, directors and significant stockholders will be subject to lock-up agreements as described under "Underwriting—Lock-up Agreements." In addition, stockholders pursuant to our Stockholders' Agreement will be subject to the lock-up provisions in our Stockholders' Agreement after consummation of the offering.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

- 1% of the number of shares of common stock then outstanding, which will equal approximately 173,400 shares immediately after this offering; or

- the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors, consultants or advisors who purchase or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Form S-8 Registration Statements

We intend to file a registration statement under the Securities Act to register 3,061,346 shares of common stock underlying 1,661,346 options issued under our 2006 Plan and 1,400,000 reserved for issuance under our 2015 Plan. After giving effect to the Stock Split, as of March 31, 2016, there were options outstanding under our equity incentive plans to purchase a total of 1,661,346 shares of our common stock, of which options to purchase 1,609,422 shares were exercisable immediately. Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

Registration Rights Agreement

We will grant registration rights to certain of our stock holders, including Standard General and the Helms Parties. Under certain circumstances, these persons can require us to file registrations statements that permit them to re-sell their shares. For more information, see "Certain Relationships and Related Transactions—Registration Rights Agreement."

UNDERWRITING

We have entered into an underwriting agreement with Cowen and Company, LLC and FBR Capital Markets & Co., as representatives of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
Cowen and Company, LLC.	
FBR Capital Markets & Co.	
Total.	5,400,000

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares. The underwriting agreement also provides that if an underwriter defaults, the representatives will have the right within 36 hours after such default to make alternative arrangements for one or more non-defaulting underwriters, or any other underwriter, to purchase all, but not less than all, of the commitments of the defaulting underwriter. If the representatives are unable to complete such arrangements within such period, the representatives may terminate the offering if the commitment of the defaulting underwriter exceeds 10% of the aggregate commitment of the underwriters, otherwise the purchase commitments of the non-defaulting underwriters will be proportionately increased. If a new underwriter is substituted for a defaulting underwriter, the non-defaulting underwriters will have the right to postpone the closing for a period of up to five business days in order that any necessary changes in this registration statement and prospectus and other documents may be effected.

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $ per share for the common stock. After the completion of this offering, the underwriters may change the offering price and other selling terms. Sales of common stock made outside of the U.S. may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares to cover over-allotments, if any.

		Total	
	Per Share	Without Over-Allotment	With Over-Allotment
Underwriting discount paid by us.	$	$	$
Proceeds, before expenses, to us	$	$	$

In addition, we have agreed to compensate one of the underwriters an additional fee equivalent to $ per share.

Our common stock has been approved for listing on the NYSE under the symbol "TPB," subject to official notice of issuance. We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $. Under certain circumstances, the underwriters may reimburse us for certain expenses incurred in connection with this offering. We have agreed to reimburse the underwriters and their affiliates for certain expenses incurred in connection with this offering in an amount up to $32,000.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 810,000 additional shares of common stock from us, to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount and commissions.

Indication of Interest

To the extent that any shares of our common stock offered pursuant to this prospectus are not sold to the public, Standard General and Fort George have indicated an interest in purchasing together up to an aggregate of $40 million of our common stock in this offering at the initial public offering price per share pursuant to their Anchor Order. As a result, Standard General and Fort George, together, could purchase a significant amount of the shares in this offering. However, the underwriters could determine to sell fewer shares to Standard General or Fort George than they have indicated an interest in purchasing, or not to sell any shares to Standard General or Fort George.

Directed Share Program

The underwriters have reserved up to 3% of the shares of common stock offered in this offering for sale at the initial public offering price to certain persons who are our directors, officers and employees, and certain friends and family members of these persons through a directed share program. The number of shares available for sale to the general public in the offering will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as all other shares of common stock offered in this offering.

Lock-Up Agreements

Our executive officers and directors and our significant stockholders have agreed to a 180-day "lock-up" from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representatives (either individually or jointly, as applicable), subject to certain exceptions.

In addition, the underwriting agreement provides that, subject to certain exceptions, we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M:

- Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

- Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Turning Point Brands, Inc.

We have audited the accompanying consolidated balance sheets of Turning Point Brands, Inc. and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in stockholders' deficit for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turning Point Brands, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Greensboro, North Carolina
March 23, 2016, except for Note 20, as to which the date is April 29, 2016

Turning Point Brands, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2015 and 2014
(dollars in thousands except share data)

ASSETS	2015	2014
Current assets:		
Cash	$ 4,835	$ 8,467
Accounts receivable, net of allowances of $137 in 2015 and 2014	3,940	2,533
Inventories	44,339	46,371
Other current assets	10,838	10,887
Total current assets	63,952	68,258
Property, plant and equipment, net	5,603	5,060
Deferred financing costs, net	6,465	7,913
Goodwill	128,697	128,697
Other intangible assets, net	8,553	8,553
Master Settlement Agreement - escrow deposits	31,842	31,724
Other assets	3,608	—
Total assets	$248,720	$250,205
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 4,087	$ 2,303
Accrued expenses	11,053	9,436
Accrued interest expense	4,329	4,778
Deferred income taxes	382	331
First lien term loan	1,650	1,650
Revolving credit facility	18	7,353
Total current liabilities	21,519	25,851
Notes payable and long-term debt	297,029	303,550
Deferred income taxes	6,631	6,631
Postretirement benefits	4,666	4,900
Pension benefits	487	845
Total liabilities	330,332	341,777
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock; $0.01 par value; authorized shares 40,000,000; issued and outstanding shares -0-	—	—
Common stock, voting, $0.01 par value; authorized shares, 190,000,000; issued shares, 2015 7,312,642 and 2014 7,311,599, outstanding shares, 2015 6,259,480 and 2014 7,197,294, shares held in treasury, 2015 1,053,162 and 2014 114,305	63	72
Common stock, nonvoting, $0.01 par value; authorized shares, 10,000,000; issued and outstanding shares, 2015 938,857	9	—
Additional paid-in capital	12,628	12,393
Accumulated other comprehensive loss	(3,512)	(4,088)
Accumulated deficit	(90,800)	(99,949)
Total stockholders' deficit	(81,612)	(91,572)
Total liabilities and stockholders' deficit	$248,720	$250,205

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. and Subsidiaries
Consolidated Statements of Operations
for the years ended December 31, 2015 and 2014
(dollars in thousands except share data)

	2015	2014
Net sales	$197,256	$200,329
Cost of sales	100,960	107,165
Gross profit	96,296	93,164
Selling, general and administrative expenses	51,785	45,108
Operating income	44,511	48,056
Interest expense and financing costs	34,284	34,311
Loss on extinguishment of debt	—	42,780
Income (loss) before income taxes	10,227	(29,035)
Income tax expense	1,078	370
Net income (loss)	$ 9,149	$ (29,405)

	2015	2014
Basic loss per common share:		
Net income (loss)	$ 1.27	$ (4.07)
Diluted loss per common share:		
Net income (loss)	$ 1.10	$ (4.07)
Weighted average common shares outstanding:		
Basic	7,198,081	7,223,378
Diluted	8,354,387	7,223,378

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Deficit
for the years ended December 31, 2015 and 2014
(dollars in thousands)

	Common Stock, Voting	Common Stock, Non-Voting	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Beginning balance, January 1, 2014.......	$72	$—	$ 8,133	$(1,767)	$(69,872)	$(63,434)
Unrecognized pension and postretirement cost adjustment				(2,321)		(2,321)
Stock compensation expense..............			364			364
Member unit compensation expense.......			221			221
Warrants issued for TPB stock			1,689			1,689
Warrants issued for Intrepid stock			2,750			2,750
Redemption of common stock			(764)		(672)	(1,436)
Net loss					(29,405)	(29,405)
Ending balance December 31, 2014.......	72	—	12,393	(4,088)	(99,949)	(91,572)
Common stock voting converted to nonvoting.........................	(9)	9				—
Unrecognized pension and postretirement cost adjustment				576		576
Stock compensation expense..............			143			143
Member unit compensation expense.......			91			91
Issuance of common stock			1			1
Net income...........................					9,149	9,149
Ending balance December 31, 2015.......	$63	$ 9	$12,628	$(3,512)	$(90,800)	$(81,612)

The accompanying notes are an integral part of the consolidated financial statements.

and transportation. ASU 2015-11 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016 on a prospective basis. The Company is currently evaluating the effects adoption of this guidance will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes Topic 840, *Leases*. ASU 2016-02 requires a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less for which there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and should recognize lease expense for such leases generally on a straight-line basis over the lease term. Certain qualitative disclosures along with specific quantitative disclosures will be required, so that users are able to understand more about the nature of an entity's leasing activities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. At transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients related to the identification and classification of leases that commenced before the effective date of ASU 2016-02. An entity that elects to use the practical expedients will, in effect, continue to account for leases that commenced before the effective date in accordance with previous GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous GAAP. The Company is currently evaluating the effect the adoption of this standard will have on its financial statements.

Subsequent Events: The Company's management has evaluated events and transactions that occurred from January 1, 2016 through March 23, 2016, the original date these consolidated financial statements were issued, and through April 29, 2016 for subsequent events requiring recognition or disclosure in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company's significant estimates include those affecting the valuation and useful lives of property, plant and equipment and goodwill and other intangible assets, assumptions used in determining pension and postretirement benefit obligations, accrued and deferred income taxes and litigation contingencies.

3. Foreign Exchange Contracts:

In July 2005, the Board of NATC approved NATC's Foreign Exchange Risk Management Policy and Procedures. The policy is to manage the risks associated with foreign exchange rate movements actively, professionally and prudently. The primary objective of NATC's Foreign Exchange Risk Management Policy and Procedure is to protect the value of NATC's cash flows that are exposed to exchange rate movement, i.e. transactional foreign exchange exposures. NATC will always match the currency of the underlying transaction with the currency of the hedge. The policy allows NATC to hedge up to 80% of its anticipated purchases of inventory under the Bolloré Agreement, such purchases being denominated in Euros, over a forward period that will not exceed 12 rolling and consecutive months. NATC may, from time to time, hedge non-inventory purchases, e.g. production equipment, at a rate not to exceed 90% of the purchase price and in a currency determined by the invoice currency. The policy is administered by the Foreign Exchange Risk Management Committee which includes: the Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Vice President and Controller. Additionally, the Chairman of the Audit Committee of the Board, while not a voting member of the Committee, will have full observer rights. The purpose of the Committee is to monitor and manage all significant foreign currency exposures Company-wide and to provide regular reports on those exposures and all related hedging actions and positions. During 2014, NATC executed various forward contracts for the purchase of 3.1 million Euros with maturity dates from November 12, 2014 to December 31, 2014. As of December 31, 2014, NATC had no outstanding contracts. During 2015, NATC executed various forward contracts for the purchase of 11.5 million Euros with maturity dates from May 13, 2015 to July 11, 2016. As of December 31, 2015, NATC had seven outstanding contracts for the purchase of 5.1 million Euros (see Note 4).

PIK Toggle Note

On January 13, 2014, the Company entered into a PIK Toggle Note ("PIK Note") with Standard General Master Fund, L.P., a shareholder of the Company, for a principal amount of $45 million and warrants to purchase 42,424 of the Company's common stock at $.01 per share, as adjusted for stock splits and other events specified in the agreement. After adjustment for the stock split, there are now warrants to purchase 442,556 of the Company's common stock. Due to the warrants, the PIK note had an original issue discount of $1.7 million and was initially valued at $43.3 million. The PIK Note matures and the warrants expire on January 13, 2021.

The PIK Note accrues interest based on LIBOR Rate then in effect (but not less than 1.25%) plus 13.75%. Interest is payable on the last day of each quarter and upon maturity. The Company has the flexibility to pay interest in kind through an increase in the principal amount at the same interest rate as the PIK Note. The Company has chosen to increase the PIK Note for all interest in 2015 and 2014 and the face amount of the PIK Note is $60.1 million at December 31, 2015.

The PIK Note contains covenants which limit the ability of the Company to enter into transactions with affiliates and make dividends or other distributions or repurchase capital stock. The PIK Note is unsecured and does not limit the Company's ability to incur additional debt or liens. NATC is not a party to the PIK Note and thus it is not included on NATC's consolidated balance sheet.

7% Senior Notes

In January of 2014, the Company entered into 7% Senior Notes with various stockholders for a principal amount of $11 million and warrants to purchase 11,000,000 units of membership interests in Intrepid, which currently represents 40% of the Intrepid Common Units outstanding on a fully diluted basis, at a purchase price of $1.00 per unit. The warrants became exercisable beginning January 21, 2014. Due to the warrants, the 7% Senior Notes had an original issue discount of $2.8 million and was initially valued at $8.2 million. The 7% Senior Notes mature and the warrants expire on December 31, 2023.

The 7% Senior Notes accrue interest at 7%. Interest is payable on the last business day of June and December in each year provided that the Company may elect to exercise its option to pay all or a portion of the interest in kind. The Company has chosen to increase its 7% Senior Notes for all interest in 2015 and 2014 and the face amount of the 7% Senior Notes is $12.6 million at December 31, 2015.

The 7% Senior Notes are the general unsecured obligations of the Company and will rank equally with the Company's other unsecured and unsubordinated debt from time to time outstanding. Redemptions of the 7% Senior Notes may be made by the Company at any time without penalty or premium.

Restricted / Non-Restricted Condensed Consolidating Financial Statements

The payment of principal and interest on the First Lien Term Loan, Second Lien Term Loan and ABL are guaranteed by NATC and its subsidiaries ("Issuer/Restricted"). Turning Point and its subsidiary ("Non-Restricted") are not guarantors of the First Lien Term Loan, Second Lien Term Loan and ABL. The separate financial statements of the Issuer/Restricted are not included herein because the Issuer/Restricted are the Company's wholly-owned consolidated subsidiaries and are jointly, severally, fully and unconditionally liable for the obligations represented by the First Lien Term Loan, Second Lien Term Loan and ABL. The Company believes that the consolidating financial information for the Issuer/Restricted and the Non-Restricted provide information that is more meaningful in understanding the financial position of the Issuer/Restricted than separate financial statements of the Issuer/Restricted.

The following consolidating financial information present consolidating financial data for the Issuer/Restricted, Non-Restricted and an elimination column for adjustments to arrive at the information for the Company on a consolidated basis as of and for the years ended December 31, 2015 and 2014. The principal elimination entries set forth below eliminate investments in subsidiaries and intercompany balances and transactions.

The total lease expense included in the consolidated statements of operations for the years ended December 31, 2015 and 2014 was $1,782 and $1,832, respectively, and the net lease expense, after deducting sub-lease income of $0 and $143, respectively, from sub-leases, was $1,782 and $1,689, respectively.

14. Share Incentive Plans:

On February 8, 2006, the Board of Directors of the Company adopted the North Atlantic Holding Company, Inc. 2006 Equity Incentive Plan (the "2006 Plan") and approved a form of Restricted Stock Award Agreement (the "Form Award Agreement") pursuant to which awards under the 2006 Plan may be granted to employees. The Form Award Agreement requires, as a condition of the award, that any and all stock options (vested or otherwise) previously granted to these individuals will be immediately cancelled as of the date of the award. On March 15, 2006, the Board of Directors of the Company approved a form of Restricted Stock Award Agreement pursuant to which awards under the 2006 Plan may be granted to non-employee directors (the "Director Form Award Agreement"). The 2006 Plan provides for the granting of nonqualified stock options and restricted stock awards. Pursuant to the 2006 Plan, 2,654,910 shares of common stock of the Company are reserved for issuance as awards to employees, consultants and directors as compensation for past or future services or the attainment of certain performance goals. On August 7, 2014, the Board of Directors of the Company amended the 2006 Plan. The 2006 Plan shares were increased to a maximum of 3,651,110 shares that may be issued pursuant to awards under the 2006 Plan. In addition, the term of the 2006 Plan was extended an additional 10 years. The 2006 Plan is now scheduled to terminate on August 6, 2026. The Board of Directors of the Company may provide that awards under the 2006 Plan shall become vested in installments over a period of time or may specify that the attainment of certain performance measures will determine the degree of vesting, or a combination of both, as set forth in the applicable award agreements. Upon the occurrence of a change in control, the grantee shall be entitled to such consideration in respect of the outstanding shares subject to the 2006 Plan on the same terms and conditions as that provided to all other stockholders of the Company. As of December 31, 2015, 1,069,129 shares of restricted stock and 1,061,493 options have been granted to employees of NATC and 41,727 shares of restricted stock and 607,221 options have been granted to current and former non-employee directors of NATC under the 2006 Plan.

The total number of shares available for grant under the 2006 Plan as of December 31, 2015 is 871,540. Stock option activity is summarized below:

	Incentive Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2013	1,644,001	$1.88	$1.31
Granted	247,754	3.83	2.17
Exercised	(119,902)	.96	3.83
Expired	(20,863)	.96	3.83
Forfeited	(58,939)	3.83	2.17
Outstanding, December 31, 2014	1,692,051	2.17	1.19
Exercised	(1,043)	1.06	.54
Forfeited	(23,337)	1.06	.54
Outstanding, December 31, 2015	1,667,671	$2.19	$1.20

The total intrinsic value of options exercised and vested during the years ended December 31, 2015 and 2014 was $7 and $0.8 million, respectively.

The outstanding stock options' exercise price for 986,342 options is $1.06 per share of which all are exercisable. The outstanding stock options' exercise price for 681,329 options is $3.83 per share of which 628,951 are exercisable. The weighted average of the remaining lives of the outstanding stock options is approximately 1.9 years for the options with the $1.06 exercise price, and 6.4 years for the options with the $3.83 exercise price. NATC estimates that the expected life of all stock options is five years from the date of grant. For the $1.06 per share options, the weighted average fair value of options was determined using the Black-Scholes model assuming a ten-year life from grant date; a current share price and exercise price of $1.06; risk free interest rate of 4.366% and a volatility of 30%

and no assumed dividend yield. Based on these assumptions, the fair value of these options is approximately $.54 per share option granted. For the $3.83 per share options, the weighted average fair value of options was determined using the Black-Scholes model assuming a ten-year life from grant date; a current share price and exercise price of $3.83; risk-free interest rate of 3.57%; a volatility of 40%; and no assumed dividend yield. Based on these assumptions, the fair value of these options is approximately $2.17 per share option granted.

NATC has recorded compensation expense related to the options based on the provisions of ASC 718 under which the fixed portion of such expense is determined as the fair value of the options on the date of grant and amortized over the vesting period. NATC recorded compensation expense of approximately $143 and $364 in the consolidated statements of operations for the years ended December 31, 2015 and 2014, respectively.

15. Unit Incentive Plans:

Effective August 7, 2014, the Company adopted the Intrepid Brands, LLC 2014 Option Plan ("2014 Plan") for units of ownership in Intrepid. The purpose of the 2014 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the service providers (including employees, consultants and managers) to those of Company equity holders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company equity holders. The 2014 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of employees, consultants and managers whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

The Administration Committee shall determine the treatment to be afforded to a participant in the event of termination of employment for any reason including death, disability, or retirement. The 2014 Plan contains provisions for equitable adjustment of benefits in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company.

Pursuant to the 2014 Plan, the maximum number of Common Units of Intrepid that may be issued pursuant to an exercise of Options awarded under the 2014 Plan is 1,375,000 Common Units, reduced by one such Unit for every Incentive Unit (if any) that the Company issues in accordance with the terms of its LLC Agreement. The 2014 Plan shall terminate automatically on the day preceding the tenth anniversary of its adoption unless earlier terminated pursuant to Section 11 (b) of the plan. The 2014 Plan is scheduled to terminate on August 6, 2024. As of December 31, 2015, 1,326,842 unit options have been granted to employees of NTC.

The total number of units available for grant under the 2014 Plan as of December 31, 2015 is 48,158. Unit option activity is summarized below:

	Unit Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2013	—	$—	$—
Granted	1,360,990	1.00	0.25
Exercised	—		
Expired	—		
Forfeited	(2,101)	1.00	0.25
Outstanding, December 31, 2014	1,358,889	1.00	0.25
Granted	—		
Exercised	—		
Expired	—		
Forfeited	(32,047)	1.00	0.25
Outstanding, December 31, 2015	1,326,842	$ 1.00	$ 0.25

At December 31, 2015, under the 2014 Plan, the outstanding unit options' exercise price for 1,326,842 options is $1.00 per share of which 997,648 are exercisable. The weighted average of the remaining lives of the outstanding unit options is approximately 18.5 years. The weighted average fair value of options was determined using the Black-Scholes model assuming a 20-year life from grant date; a current unit price and exercise price of $1.00; risk-free interest rate of 2.65% and a volatility of 20% and no assumed dividend yield. Based on these assumptions, the fair value of the options is approximately $0.25 per unit option granted. The Company recorded compensation expense of approximately $91 and $221 in the consolidated statements of operations for the years ended December 31, 2015 and 2014, respectively.

16. Contingencies:

Center for Environmental Health

In February 2015, the Center for Environmental Health, a public interest group in California, filed an action against vaporizer marketers, including one of our subsidiaries, alleging a violation of Proposition 65 as codified in the California Health and Safety Code sections 25249.5 et seq. ("Prop 65"). Prop 65 requires the State of California to identify chemicals that could cause cancer, birth defects, or reproductive harm, and businesses selling products in California are then required to warn consumers of any possible exposure to the chemicals on the list. The basis for the action brought by the Center for Environmental Health is the reproductive harm associated with nicotine. Although we have never sold nicotine-containing e-cigarette products that did not carry the appropriate Prop 65 warning, the Center for Environmental Health asserts that even e-cigarette products that do not contain nicotine, but could potentially be used with nicotine-containing products (such as open-system vaporizers or blank cartridges), should also carry a Prop 65 warning. In February 2016, the Company received the Notice of Entry of Order and Consent Judgements granting approval of the Consent Judgement which results in a settlement in the amount of $80,000.

The Company is involved in various other claims and actions which arise in the normal course of business. While the outcome of these legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of the proceedings should not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

17. Income (Loss) Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations of net loss:

	2015			2014		
	Income	Shares	Per Share	Income	Shares	Per Share
Net income (loss)	$9,149			$(29,405)		
Basic EPS:						
Weighted average......................		7,198,081	$1.27		7,223,378	$(4.07)
Diluted EPS:						
Effect of Dilutive securities:						
Stock options and warrants..............		1,156,306			—	
		8,354,387	$1.10		7,223,378	$(4.07)

For the year ended December 31, 2014, weighted average options to purchase 1,692,050 shares of common stock and weighted average warrants to purchase 442,556 shares of common stock were outstanding but were not included in the computation of diluted earnings per share because they were anti-dilutive.

18. Parent-Only Financial Information:

The Company is a holding company with independent operations including cash and its investments in its subsidiaries.

All of NATC's subsidiaries are wholly-owned and guarantee the First Lien Term Loan and the Second Lien Term Loan of NATC on a full, unconditional, and joint and several basis. Within the First Lien Term Loan and the Second

	December 31, 2015	December 31, 2014
Assets		
Smokeless Products	$ 75,723	$ 76,550
Smoking Products	516,462	487,778
NewGen Products	13,633	15,883
Other[1]	32,430	32,506
	638,248	612,717
Less Eliminations[2]	(389,528)	(362,512)
	$ 248,720	$ 250,205

(1) "Other" includes our assets that are not assigned to our three reportable segments, such as intercompany transfers and investments in subsidiaries. All goodwill has been allocated to our reportable segments.

(2) "Elimination" includes the elimination of intercompany accounts between segments and investments in subsidiaries.

Net Sales - Domestic and Foreign
(in thousands)

	2015	2014
Domestic	$188,647	$190,819
Foreign	8,609	9,510
Net Sales	$197,256	$200,329

20. Subsequent Event:

In April of 2016, the Company increased the total authorized shares of preferred and common stock and effected a 10.43174381 for 1 stock split of the voting and nonvoting common stock. As a result of the stock split, all previously reported share amounts, including options and warrants in the accompanying financial statements and related notes have been retrospectively restated to reflect the stock split.

5,400,000 Shares



Common Stock

Turning Point Brands, Inc.

Prospectus

, 2016

Joint Book-Running Managers

Cowen and Company **FBR**

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ON INFORMATION WE HAVE REFERRED TO YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY ANY COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

Until 25 days after the date of this prospectus, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) that we expect to incur in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 9,380
FINRA filing fee	19,250
NYSE listing fee	25,000
Printing and engraving expenses	270,000
Fees and expenses of legal counsel	2,200,000
Accounting fees and expenses	460,000
Transfer agent and registrar fees	5,000
Miscellaneous	128,208
Total	$3,116,838

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, which we are subject to, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Under Section 145 of the DGCL, a corporation shall indemnify an agent of the corporation for expenses actually and reasonably incurred if and to the extent such person was successful on the merits in a proceeding or in defense of any claim, issue or matter therein.

Section 145 of the DGCL authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act, as amended. Our second amended and restated certificate of incorporation and amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

- for any breach of the director's duty of loyalty to our company or our stockholders;

- for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

- under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

- for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors to the fullest extent permitted by law against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers and with Standard General.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities arising under the Securities Act and the Exchange Act that may be incurred by them in their capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling our company pursuant to such provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

2006 Equity Incentive Plan

On August 8, 2014, we granted options to purchase 23,750 shares of our common stock at an exercise price of $40 per share pursuant to the 2006 Equity Incentive Plan. This issuance was effected without registration under the Securities Act in reliance on the registration exemption provided by Rule 701 of the Securities Act.

In April 2013, we granted options to purchase 6,000 shares of our common stock at an exercise price of $40 per share, and in May 2013 we granted options to purchase 3,000 shares of our common stock at an exercise price of $40 per share. These issuances were effected without registration under the Securities Act in reliance on the registration exemption provided by Rule 701 of the Securities Act.

7% Senior Notes

In January 2014, we issued $11 million in aggregate principal amount of our 7% senior notes to certain of our stockholders that qualified as "accredited investors" under the Securities Act and issued these noteholders warrants to purchase 11,000,000 units of membership interests in our indirect subsidiary, Intrepid Brands, LLC. The issuance was conducted as a private placement in reliance on the registration exemption provided by Rule 506(b) under Regulation D of the Securities Act.

PIK Toggle Notes

In January 2014, we issued $45.0 million in aggregate principal amount of our PIK Toggle Notes to Standard General Master Fund, L.P. The PIK Toggle Notes were issued pursuant to the registration exemption provided by Section 4(a)(2) of the Securities Act.

Issuance of Non-Voting Common Stock

In September 2015, we issued 90,000 shares of our non-voting common stock to Standard General in exchange for a like number of shares of our common stock. The shares of non-voting common stock were issued pursuant to the registration exemption provided by Section 4(a)(2) of the Securities Act.

Item 16. Exhibits.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1∞	Certificate of Incorporation of North Atlantic Holding Company, Inc. (incorporated herein by reference to Exhibit 3.1(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
3.2β	Form of Second Amended and Restated Certificate of Incorporation.
3.3β	Amended and Restated By-Laws.
4.1β	7% Senior Notes Purchase Agreement, dated as of January 21, 2014, between North Atlantic Holding Company, Inc. and the noteholders party thereto.

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1∞	Certificate of Incorporation of North Atlantic Holding Company, Inc. (incorporated herein by reference to Exhibit 3.1(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
3.2β	Form of Second Amended and Restated Certificate of Incorporation.
3.3β	Amended and Restated By-Laws.
4.1β	7% Senior Notes Purchase Agreement, dated as of January 21, 2014, between North Atlantic Holding Company, Inc. and the noteholders party thereto.
4.2β	PIK Toggle Notes Indenture, dated as of January 13, 2014, between North Atlantic Holding Company, Inc. and Standard General Master Fund, L.P.
4.3β	Credit Agreement for First Lien Facility, dated as of January 13, 2014, by and among North Atlantic Holding Company Inc., NATC Holding Company, Inc., North Atlantic Trading Company, Inc., as Borrower, the Lenders Referred to Therein, Wells Fargo Bank, National Association, as Administrative Agent, and Wells Fargo Securities LLC and Jefferies Finance LLC, as Joint Lead Arrangers and Joint Bookrunners.
4.4β	Credit Agreement for Second Lien Credit Facility, dated as of January 13, 2014, by and among North Atlantic Holding Company Inc., NATC Holding Company, Inc., North Atlantic Trading Company, Inc., as Borrower, the Lenders Referred to Therein, Wells Fargo Bank, National Association, as Administrative Agent, and Wells Fargo Securities LLC and Jefferies Finance LLC, as Joint Lead Arrangers and Joint Bookrunners.
4.5β	Credit Agreement for ABL Facility, dated as of January 13, 2014, by and among NATC Holding Company, Inc., North Atlantic Trading Company, Inc., as Borrower, the Lenders Referred to Therein and Wells Fargo Bank, National Association, as Administrative Agent, Sole Lead Arranger and Sole Bookrunner.
4.6β	Form of Registration Rights Agreement of Turning Point Brands, Inc.
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the securities being registered.
10.1†β	Form of Turning Point Brands, Inc. 2015 Long Term Incentive Plan (the ''2015 Plan'').
10.2β	Form of Indemnification Agreement between Turning Point Brands, Inc. and Standard General.
10.3†β	2006 Equity Incentive Plan of of Turning Point Brands, Inc. (the ''2006 Plan'').
10.4†β	Form of Award Agreement under the 2006 Plan.
10.5†β	Intrepid Brands, LLC 2014 Option Plan, dated August 7, 2014 (the ''Intrepid Option Plan'').
10.6†β	Form of Option Agreement under the Intrepid Option Plan.
10.7†β	Form of 2016 Employment Agreement between Turning Point Brands, Inc. and Lawrence Wexler.
10.8†β	Form of 2016 Employment Agreement between Turning Point Brands, Inc. and James Dobbins.
10.9†β	Form of Amendment No. 1 to the Employment Agreement between Turning Point Brands, Inc. and Thomas F. Helms, Jr.
10.10β	Form of Indemnification Agreement between Turning Point Brands, Inc. and certain directors and officers.
10.11β	First Lien Trademark Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc. and National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent.
10.12β	First Lien Patent Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc. and Wells Fargo Bank, National Association, as agent.
10.13β	Second Lien Copyright Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc., National Tobacco Company, L.P. and Wells Fargo Bank, National Association, as agent.
10.14β	Second Lien Patent Security Agreement, dated as of January 13, 2014, between North Atlantic Operating Company, Inc. and Wells Fargo Bank, National Association, as agent.